   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1997



                                               SECURITIES ACT FILE NO. 333-19479
                                       INVESTMENT COMPANY ACT FILE NO. 811-07203


       POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT AS STATED BELOW
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-2

        /X/   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
              / /         PRE-EFFECTIVE AMENDMENT NO.
              /X/        POST-EFFECTIVE AMENDMENT NO. 1
                                              AND/OR
       /X/ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
              /X/               AMENDMENT NO. 10
                        (CHECK APPROPRIATE BOX OR BOXES)

                            ------------------------

                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                 800 SCUDDERS MILL ROAD
                 PLAINSBORO, NEW JERSEY                                              08536
        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                                  (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (609) 282-2800


                                 ARTHUR ZEIKEL
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                 800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY
        MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)


                                   COPIES TO:



                PATRICK D. SWEENEY, ESQ.                                     FRANK P. BRUNO, ESQ.
               FUND ASSET MANAGEMENT, L.P.                                     BROWN & WOOD LLP
                      P.O. BOX 9011                                         ONE WORLD TRADE CENTER
               PRINCETON, N.J. 08543-9011                                NEW YORK, NEW YORK 10048-0557


                            ------------------------

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the 'Securities Act'), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.

                             CROSS REFERENCE SHEET
                            PURSUANT TO RULE 404(C)



ITEM NUMBER, FORM N-2                                      CAPTION IN PROSPECTUS

PART A--INFORMATION REQUIRED IN A PROSPECTUS

  1.  Outside Front Cover Page...........................  Outside Front Cover Page

  2.  Inside Front and Outside Back Cover Pages..........  Inside Front and Outside Back Cover Pages

  3.  Fee Table and Synopsis.............................  Prospectus Summary; Fee Table

  4.  Financial Highlights...............................  Financial Highlights

  5.  Plan of Distribution...............................  Prospectus Summary; Purchase of Shares

  6.  Selling Shareholders...............................  Not Applicable

  7.  Use of Proceeds....................................  Investment Objective and Policies

  8.  General Description of the Registrant..............  Prospectus Summary; The Fund; Investment Objective
                                                             and Policies; Risk and Special Considerations of
                                                             Leverage; Investment Restrictions

  9.  Management.........................................  Investment Advisory and Administrative
                                                             Arrangements; Directors and Officers

 10.  Capital Stock, Long-Term Debt, and Other
        Securities.......................................  Description of Capital Stock

 11.  Defaults and Arrears on Senior Securities..........  Not Applicable

 12.  Legal Proceedings..................................  Not Applicable

 13.  Table of Contents of the Statement of Additional
        Information......................................  Not Applicable


PART B--INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

 14.  Cover Page.........................................  Not Applicable

 15.  Table of Contents..................................  Not Applicable


 16.  General Information and History....................  Not Applicable

 17.  Investment Objective and Policies..................  Prospectus Summary; Investment Objective and
                                                             Policies; Investment Restrictions

 18.  Management.........................................  Directors and Officers; Investment Advisory and
                                                             Administrative Arrangements

 19.  Control Persons and Principal Holders of
        Securities.......................................  Investment Advisory and Administrative Arrangements

 20.  Investment Advisory and Other Services.............  Investment Advisory and Administrative
                                                             Arrangements; Custodian; Purchase of Shares;
                                                             Transfer Agent, Dividend Disbursing Agent and
                                                             Shareholder Servicing Agent; Legal Opinions;
                                                             Independent Auditors

 21.  Brokerage Allocation and Other Practices...........  Portfolio Transactions

 22.  Tax Status.........................................  Taxes

 23.  Financial Statements...............................  Financial Statements


PART C--OTHER INFORMATION

     Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED DECEMBER 31, 1997

PROSPECTUS

FEBRUARY   , 1998

                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                                  COMMON STOCK

                            ------------------------


     Merrill Lynch Municipal Strategy Fund, Inc. (the 'Fund') is a continuously offered, non-diversified, closed-end management investment company that seeks to provide shareholders with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies and prudent investment management. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The Fund intends to maintain at least 75% of its total assets in municipal obligations that are rated investment grade or, if unrated, are considered by Fund Asset Management, L.P. (the 'Investment Adviser') to be of comparable quality. THE FUND MAY INVEST UP TO 25% OF ITS TOTAL ASSETS IN MUNICIPAL OBLIGATIONS THAT ARE RATED BELOW INVESTMENT GRADE (SUCH OBLIGATIONS ARE COMMONLY REFERRED TO AS 'JUNK BONDS') OR, IF UNRATED, ARE CONSIDERED BY THE INVESTMENT ADVISER TO BE OF COMPARABLE QUALITY. The Fund may invest in certain tax-exempt securities that are classified as 'private activity bonds' that may subject certain investors in the Fund to an alternative minimum tax. At times, the Fund may seek to hedge its portfolio through the use of options and futures transactions. There can be no assurance that the investment objective of the Fund will be realized.

                                                        (Continued on next page)

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
            ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                                          PRICE TO                   SALES                  PROCEEDS TO
                                         PUBLIC(1)                  LOAD(2)                   FUND(3)
Per Share.......................             $                      None(2)                      $
Total(3)........................             $                      None(2)                      $


(1) The Common Stock is offered on a best efforts basis at a price equal to net asset value, which from November 3, 1995 (commencement of operations) to the
    date of this Prospectus, has ranged from $    to $     per share.
(2) Because Merrill Lynch Funds Distributor, Inc. will pay all offering expenses (other than registration fees) and sales commissions to selected dealers (primarily Merrill Lynch, Pierce, Fenner & Smith Incorporated) from its own assets, all of the proceeds of the offering will be available to the Fund for investment in portfolio securities. See 'Purchase of Shares.' Purchases of shares of the Fund are not subject to any front-end sales charge, but are subject to a contingent deferred sales charge ('CDSC') of up to 3.0% of the original purchase amount as described herein.

(3) These amounts (a) do not take into account (i) organizational expenses of the Fund of approximately $186,914, which are being amortized over a five-year period and charged as expenses against the income of the Fund or
    (ii) prepaid registration fees, in the amount of approximately $55,170, which will be charged to income as the related shares are issued, and (b) assume all shares currently registered are sold pursuant to a continuous offering.


                            ------------------------


                FUND ASSET MANAGEMENT, L.P.--INVESTMENT ADVISER


               MERRILL LYNCH FUNDS DISTRIBUTOR, INC.--DISTRIBUTOR

(Continued from previous page)

     No market presently exists for the Fund's Common Stock and it is not currently expected that a secondary market will develop. The Fund intends to offer shares of preferred stock from time to time representing up to approximately 35% of the Fund's capital. There can be no assurance, however, that preferred stock representing such percentage of the Fund's capital will actually be issued. INVESTORS SHOULD NOTE THE SPECIAL RISKS ASSOCIATED WITH THE LEVERAGING OF THE COMMON STOCK. SEE 'RISKS AND SPECIAL CONSIDERATIONS OF LEVERAGE' AND 'DESCRIPTION OF CAPITAL STOCK.'


     Shares of Common Stock of the Fund are offered on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. As of the date of this Prospectus, net asset value per share is
$     . Shares may be purchased directly from Merrill Lynch Funds Distributor,
Inc. ('MLFD' or the 'Distributor'), P.O. Box 9081, Princeton, New Jersey 08543-9081, (609) 282-2800, or from securities dealers that have entered into dealer agreements with the Distributor, including Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch'). Merrill Lynch may charge its customers a processing fee (presently $5.35) for confirming purchases and repurchases. Purchases made directly through the Distributor are not subject to the processing fee. The minimum initial purchase is $1,000 and the minimum subsequent purchase is $50. See 'Purchase of Shares.'



     Since the Fund's Common Stock may not be considered readily marketable, the Board of Directors of the Fund presently intends, but is not required, to make tender offers on a quarterly basis to purchase all or a portion of the Common Stock of the Fund from shareholders at the net asset value per share on the date the tender offer ends. In the event that tender offers are not made, however, shareholders may find that their shares of Common Stock are not marketable. See 'Tender Offers.' Shares of Common Stock purchased by the Fund pursuant to tender offers that have been held for less than three years will be subject to a CDSC which will not exceed 3.0% of the original purchase amount for such Common Stock, which will be paid to the Distributor. See 'Contingent Deferred Sales Charge.'



     As of the date of this Prospectus, the Fund has outstanding an aggregate of 1,920 shares of its Auction Market Preferred Stock(Registered), Series A (the 'Series A AMPS(Registered)'), which represent approximately 33% of the Fund's capital. The Fund intends to issue preferred stock from time to time representing up to approximately 35% of the Fund's capital. There can be no assurance, however, that preferred stock representing any particular percentage of the Fund's capital will actually be issued. The issuance of preferred stock results in a leveraging of the Common Stock. The Series A AMPS pay dividends that are adjusted generally every seven days and the dividend rate on the Series A AMPS is based upon prevailing interest rates for debt obligations of comparable maturity. The proceeds of the Series A AMPS issuance have been invested in longer-term obligations in accordance with the Fund's investment objective, as will the proceeds of the issuance of any other preferred stock. The Fund may issue additional shares of its Series A AMPS or other preferred stock in the future. Other preferred stock will pay dividends that will be adjusted over either relatively short-term periods (generally seven to 28 days) or medium-term periods (up to five years) and the dividend rates thereon will be based upon prevailing interest rates for debt obligations of comparable maturities. Because under normal market conditions, obligations with longer maturities produce higher yields than short-term and medium-term obligations, the Investment Adviser believes that the spread inherent in the difference between the short-term and medium-term rates paid by the Fund and the longer-term rates received by the Fund will provide holders of Common Stock with a potentially higher yield.



     The Fund is designed primarily for long-term investors and should not be considered a vehicle for trading purposes. The address of the Fund is 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and its telephone number is
(609) 282-2800. This Prospectus sets forth concisely information about the Fund that a prospective investor ought to know before purchasing shares. Investors are advised to read this Prospectus carefully and retain it for future reference. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material incorporated by reference herein and other information regarding the Fund.


------------------

(Registered)Registered trademark of Merrill Lynch & Co., Inc.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus.

THE FUND

     Merrill Lynch Municipal Strategy Fund, Inc. (the 'Fund') is a continuously offered, non-diversified, closed-end management investment company. See 'The Fund.'

THE OFFERING


     Shares of Common Stock of the Fund may be offered by Merrill Lynch Funds Distributor, Inc. (the 'Distributor'), and other securities dealers that have entered into selected dealer agreements with the Distributor, including Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch').



     The Fund offers its Common Stock at a price equal to the next determined net asset value per share without a front-end sales charge (although in certain cases a contingent deferred sales charge ('CDSC') may apply as described herein). The minimum initial purchase is $1,000 and the minimum subsequent purchase is $50. The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time. See 'Purchase of Shares.'


INVESTMENT OBJECTIVE AND POLICIES


     The investment objective of the Fund is to provide shareholders with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies and prudent investment management. The Fund will seek to achieve its investment objective by investing primarily in a portfolio of long-term investment grade municipal obligations the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The Fund intends to maintain at least 75% of its total assets in municipal obligations that are rated investment grade or, if unrated, are considered by the Investment Adviser to be of comparable quality. The Fund may invest up to 25% of its total assets in municipal obligations that are rated below investment grade or, if unrated, are considered by the Investment Adviser to be of comparable quality. Such lower quality municipal obligations (also commonly referred to as 'junk bonds') are frequently traded only in markets where the number of potential purchasers and sellers, if any, is very limited. See 'Investment Objective and Policies.'


TENDER OFFERS



     No market presently exists for the Fund's Common Stock and it is not currently anticipated that a secondary market will develop. In view of this, the Board of Directors of the Fund intends to authorize tender offers on a quarterly basis to purchase Common Stock of the Fund from shareholders at a price per share equal to the net asset value per share of the Common Stock determined at the close of business on the day an offer terminates.



     The Board of Directors is under no obligation to authorize the making of a tender offer and no assurance can be given that in any particular quarter a tender offer will be made. If a tender offer is not made, shareholders may be unable to sell their shares. Shares of Common Stock that have been held for less than three years and that are purchased by the Fund pursuant to tender offers will be subject to a CDSC. See 'Contingent Deferred Sales Charge.' In addition, Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a repurchase of shares from such customers pursuant to a Tender Offer. Tenders made directly through the Distributor are not subject to the processing fee.


LEVERAGE


     As of the date of this Prospectus, the Fund has outstanding an aggregate of 1,920 shares of its Series A AMPS, which represent approximately 33% of the Fund's capital. The Fund intends to issue preferred stock from time to time representing up to approximately 35% of the Fund's capital. There can be no assurance, however, that preferred stock representing any particular percentage of the Fund's capital will actually be issued. The issuance of preferred stock results in a leveraging of the Common Stock. The Series A AMPS pay dividends that are generally adjusted every seven days and the dividend rate on the Series A AMPS is based upon prevailing interest rates for debt obligations of comparable maturity. The proceeds of the Series A AMPS issuance have been invested in longer-term obligations in accordance with the Fund's investment objective, as will the proceeds of the issuance of any other preferred stock. The Fund may issue additional shares of its Series A AMPS or other preferred stock in the future. Other preferred stock will pay dividends that will be adjusted over either relatively short-term periods (generally seven to 28 days) or medium-term periods (up to five years) and the dividend rates thereon will be based upon prevailing interest rates for debt obligations of comparable maturities. Issuance and ongoing expenses of the preferred stock will be borne by the Fund and will reduce the net asset value of the Common Stock. Additionally, under certain circumstances when the Fund is required to allocate taxable income to holders of preferred stock, the Series A AMPS require, and it is anticipated that the terms of any other preferred stock will require, the

Fund to make an additional distribution to such holders in an amount approximately equal to the tax liability resulting from such allocation and such additional distribution (such amount, an 'Additional Distribution').


     The use of leverage by the Fund creates an opportunity for increased net income, but, at the same time, creates special risks. Because under normal market conditions obligations with longer maturities produce higher yields than short-term and medium-term obligations, the Investment Adviser believes that the spread inherent in the difference between the short-term and medium-term rates (and any Additional Distribution) paid by the Fund and the longer-term rates received by the Fund will provide holders of Common Stock with a potentially higher yield. Investors should note, however, that leverage creates certain risks for holders of Common Stock, including higher volatility of both the net asset value and market value of the Common Stock. Since any decline in the value of the Fund's investments will be borne entirely by holders of Common Stock, the effect of leverage in a declining market would result in a greater decrease in net asset value than if the Fund were not leveraged, which would likely be reflected in a decline in the market price for shares of Common Stock. Additionally, fluctuations in the dividend rates on, and the amount of taxable income allocable to, the preferred stock will affect the yield to holders of Common Stock. See 'Risks and Special Considerations of Leverage.' Holders of the Common Stock will receive all net income of the Fund remaining after payment of dividends (and any Additional Distribution) on the Series A AMPS and any other preferred stock to be issued by the Fund and will generally be entitled to a pro rata share of net realized capital gains. Upon any liquidation of the Fund, the holders of shares of preferred stock will be entitled to receive liquidating distributions (expected to equal the original purchase price per share of preferred stock plus any accumulated and unpaid dividends thereon and any accumulated and unpaid Additional Distribution) before any distribution is made to holders of Common Stock. See 'Description of Capital Stock--Preferred Stock.'

     Holders of preferred stock, voting as a separate class, will be entitled to elect two of the Fund's Directors, and holders of common and preferred stock, voting together as a single class, will be entitled to elect the remaining Directors. If at any time dividends on the Fund's preferred stock were to be in arrears in an amount equal to two full years of dividend payments, the holders of all outstanding shares of preferred stock, voting as a separate class, would be entitled to elect a majority of the Fund's Directors. The holders of preferred stock will also vote separately on certain other matters as required under the Fund's Articles of Incorporation and the Investment Company Act of 1940, as amended (the '1940 Act'), and Maryland law but otherwise will have equal voting rights with holders of Common Stock (one vote per share) and will vote together with holders of Common Stock as a single class. See 'Description of Capital Stock--Preferred Stock--Voting Rights.'

     There can be no assurance that the Fund will be able to realize a higher net return on its investment portfolio than the then current dividend rate (and any Additional Distribution) on the preferred stock. Changes in certain factors could cause the relationship between the short-term and medium-term dividend rates (and any Additional Distribution) paid by the Fund on the preferred stock and the long-term rates received by the Fund on its investment portfolio to change so that such short-term and medium-term rates (and any Additional Distribution) may substantially increase relative to rates on the long-term obligations in which the Fund may be invested. Under such conditions, the Fund's leveraged capital structure would result in a greater decline in the net asset value of the Common Stock and a greater decrease in the current yield paid to holders of Common Stock than if the Fund were not leveraged. The Fund will have the authority to redeem the preferred stock for any reason and may redeem all or part of the preferred stock if it anticipates that the Fund's leveraged capital structure will result in a lower rate of return to holders of the Common Stock than that obtainable if the Common Stock were unleveraged for any significant amount of time or in order to maintain asset coverage required by the 1940 Act and any nationally recognized statistical rating organization rating the preferred stock. The leveraging of the Common Stock would be eliminated during any period that preferred stock is not outstanding.

     The Series A AMPS have been rated 'aaa' by Moody's Investors Service, Inc. ('Moody's') and AAA by Standard & Poor's Ratings Services ('S&P'). Prior to the time it offers additional preferred stock, the Fund intends to apply for ratings on such preferred stock from one or more nationally recognized statistical rating organizations. The Fund believes that obtaining a rating for such preferred stock will enhance the marketability of the preferred stock and thereby reduce the dividend rate on the preferred stock from that which the Fund would be required to pay if the preferred stock were not rated. Ratings on preferred stock issued by the Fund should not be confused with ratings on obligations held by the Fund.

INVESTMENT ADVISER


     Fund Asset Management, L.P. is the Fund's investment adviser (the 'Investment Adviser') and is responsible for the management of the Fund's investment portfolio and for providing administrative services to the Fund. For its advisory services, the Fund pays the Investment Adviser a monthly fee at the annual rate of 0.50 of 1% of the Fund's average daily net assets, including proceeds from the sale of preferred stock. For administrative services, the Fund pays the Investment Adviser a monthly fee at the annual rate of 0.25 of 1% of the Fund's average daily net assets, including proceeds from the sale of preferred stock. While the aggregate of the advisory and administrative fees is higher than that paid by many other investment companies, it is similar to that paid by other continuously offered closed-end funds. The Investment Adviser is an affiliate of Merrill Lynch Asset Management, L.P. ('MLAM'), which is owned and controlled by Merrill Lynch & Co., Inc. ('ML & Co.'). The Investment Adviser or MLAM acts as the investment adviser to more than 140 other registered management investment companies. The Investment Adviser also offers portfolio management and portfolio analysis services to individuals and institutions. As of November 30, 1997, the Investment Adviser and MLAM had a total of approximately $273.9 billion in investment company and other portfolio assets under management (approximately $34.1 billion of which were invested in municipal securities), including accounts of certain affiliates of the Investment Adviser. See 'Investment Advisory and Administrative Arrangements.'


DIVIDENDS AND DISTRIBUTIONS


     The Fund intends to pay dividends monthly and to distribute substantially all of its net investment income to holders of Common Stock. As long as any preferred stock is outstanding, monthly distributions to holders of Common Stock will consist of substantially all net investment income remaining after the payment of dividends (and any Additional Distribution) on the Series A AMPS and any other preferred stock to be issued by the Fund. Net capital gains, if any, will be distributed at least annually to holders of Common Stock and on a pro rata basis to holders of Common Stock and preferred stock. When capital gains or other taxable income is allocated to holders of preferred stock under certain circumstances, the terms of the Series A AMPS require, and it is anticipated that the terms of any other preferred stock will require, the Fund to make an Additional Distribution. The Fund is not permitted to declare any cash dividend or other distribution on its Common Stock unless asset coverage (as defined in the 1940 Act) with respect to the Fund's preferred stock is at least 200%. As of the date of this Prospectus, the Series A AMPS represent approximately 33% of the Fund's capital and the asset coverage with respect to the Series A AMPS is approximately 307%. If the Fund's ability to make distributions on its Common Stock is limited, this could under certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company, which would have adverse tax consequences for holders of Common Stock. See 'Taxes.'


AUTOMATIC DIVIDEND REINVESTMENT PLAN

     All dividends and capital gains distributions will be automatically reinvested in additional shares of Common Stock of the Fund unless a shareholder elects to receive cash. Shareholders whose shares are held in the name of a broker or nominee should contact such broker or nominee to confirm that they may participate in the Fund's dividend reinvestment plan. See 'Automatic Dividend Reinvestment Plan.'


                    RISK FACTORS AND SPECIAL CONSIDERATIONS


     The Fund expects that there will be no secondary market for its Common Stock. Moreover, Merrill Lynch and other selected dealers are prohibited under applicable law from making a market in the Fund's Common Stock while the Fund is making either a public offering of or a tender offer to purchase its Common Stock. To the extent a secondary market does develop, however, investors should be aware that the shares of closed-end funds frequently trade in the secondary market at a discount. Should there be a secondary market for the Fund's shares of Common Stock, the market price of the shares may vary from net asset value.

     Because of the lack of a secondary market and the CDSC, the Fund is designed primarily for long-term investors and should not be considered a vehicle for trading purposes.

     The net asset value of the Fund's shares of Common Stock will fluctuate with interest rate changes as well as with price changes of the Fund's portfolio securities, and these fluctuations are likely to be greater in the case of a fund having a leveraged capital structure, such as the Fund. See 'Risks and Special Considerations of Leverage.'

     The Fund has registered as a 'non-diversified' investment company so that it will be able to invest more than 5% of its assets in the obligations of any single issuer, subject to the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the 'Code'), applicable to the Fund. Since the Fund may invest a relatively high percentage of its assets in the obligations of a limited number of issuers, the Fund may be more susceptible than a more widely-diversified fund to any single economic, political or regulatory occurrence.


     The Fund intends to invest at least 75% of its total assets in municipal obligations that are rated in the investment grade rating categories by S&P, Moody's or Fitch IBCA, Inc. ('Fitch') or, if not rated, are considered to be of comparable quality by the Investment Adviser. Obligations rated in the lowest investment-grade category have certain speculative characteristics. Additionally, the Fund may invest up to 25% of its total assets in municipal obligations that are rated below investment grade (such obligations are commonly referred to as 'junk bonds') or, if not rated, considered by the Investment Adviser to be of comparable quality. These securities are regarded as predominantly speculative and investments therein entail certain risks. See 'Investment Objective and Policies.' The Fund may invest in certain tax-exempt securities classified as 'private activity bonds' that may subject certain investors in the Fund to the alternative minimum tax. See 'Taxes--General.'



     The following table sets forth the market value, by S&P rating category, of all the obligations held by the Fund at October 31, 1997:



Rated Obligations........................................................................  80.20%
AAA: 39.4%; AA: 9.8%; A: 7.8%; BBB: 8.8%; BB: 7.0%;
B: 1.3% and A1+: 6.1%
Unrated Obligations*.....................................................................   19.8%


------------------


* Obligations that are not rated by S&P. Such obligations may be rated by nationally recognized statistical rating organizations other than S&P, or may not be rated by any of such organizations. With respect to the percentage of the Fund's assets invested in such securities, the Fund's Investment Adviser believes that, 2.0% are of comparable quality to obligations rated AAA, 2.6% are of comparable quality to obligations rated AA, 6.6% are of comparable quality to obligations rated BBB, and 8.6% are of comparable quality to obligations rated BB. This determination is based on the Investment Adviser's own internal evaluation and does not necessarily reflect how such securities would be rated by S&P if it were to rate the securities.

     The Fund will be subject to certain restrictions on investments imposed by guidelines of one or more nationally recognized statistical rating organizations that may issue ratings for the preferred stock. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. It is not anticipated that these covenants or guidelines will impede the Investment Adviser from managing the Fund's portfolio in accordance with the Fund's investment objective and policies.


     In order to seek to hedge various portfolio positions or to enhance its return, the Fund may invest in certain instruments that may be characterized as derivatives. These investments include various types of options transactions and futures and options thereon. Such investments also may consist of non-municipal tax-exempt securities and securities the potential investment return on which is based on the change in particular measurements of value or interest rates ('indexed securities'), including securities the potential investment return on which is inversely related to a change in particular measurements of value or interest rates ('inverse securities'). Certain of such investments may be made solely for hedging purposes, not for speculation, and may in some cases require limitations as to the type of permissible counter-party to the transaction. Investments in indexed securities, including inverse securities, subject the Fund to the risks associated with changes in the particular indices, which may include reduced or eliminated interest payments and losses of invested principal. Derivative instruments may have certain characteristics that have a similar effect on the return to Common Stock investors as the leverage transactions discussed under 'Risks and Special Considerations of Leverage;' however, certain derivative investments will not be taken into account for purposes of calculating the percentage of leverage of the Fund's portfolio. For a further discussion of the risks associated with derivative investments, see 'Investment Objective and Policies,' 'Investment Objective and Policies--Other Investment Policies-- Indexed and Inverse Floating Obligations,' '--Call Rights' and 'Investment Objective and Policies--Options and Futures Transactions.'


     Subject to its investment restrictions, the Fund is authorized to engage in options and futures transactions on exchanges and in the over-the-counter markets ('OTC options') for hedging purposes with certain specified entities meeting the criteria of the Fund. These transactions involve certain risk considerations. These risks include the risk of imperfect correlation in movements in the price of futures contracts and movements in the price of the security which is the subject of the hedge and the inability to close futures transactions under certain conditions. Options transactions involve the potential loss of the opportunity to profit from any price increase in the underlying security above the option exercise price or the potential loss of the premium paid for the option. Because of the anticipated leveraged nature of the Common Stock, hedging transactions will result in a larger impact on the net asset value of the Common Stock than would be the case if the Common Stock were not leveraged. OTC options and assets used to cover OTC options written by the Fund are considered by the staff of the Securities and Exchange Commission to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might be otherwise realized. See 'Investment Objective and Policies--Options and Futures Transactions.' The Fund intends to apply for ratings of the preferred stock from one or more nationally recognized statistical rating organizations. In order to obtain these ratings, the Fund may be required to limit its use of hedging techniques in accordance with the specified guidelines of such rating organizations.

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. See 'Description of Capital Stock--Certain Provisions of the Articles of Incorporation.'

                                   FEE TABLE


      SHAREHOLDER TRANSACTION EXPENSES

Maximum Sales Load (as a percentage of offering price)....................................   None
Dividend Reinvestment Plan Fees...........................................................   None
Contingent Deferred Sales Charge (as a percentage of original purchase price or net asset
  value at the time of repurchase)(a).....................................................   3.0% during the first
                                                                                             year, decreasing 1.0%
                                                                                             annually thereafter to
                                                                                             0.0% after the third
                                                                                             year
      ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS
        ATTRIBUTABLE TO SHARES OF COMMON STOCK)
Investment Advisory Fee(b).............................................................................    0.72%
Shareholder Servicing Fee(c)...........................................................................    0.12%
Interest Payments on Borrowed Funds....................................................................    None
Other Expenses(d)......................................................................................    1.01%
                                                                                                          -----
Total Annual Expenses(e)...............................................................................    1.85%
                                                                                                          -----
                                                                                                          -----


------------------------
(a) See 'Contingent Deferred Sales Charge'--page 30.

(b) For the services provided by the Investment Adviser under the Investment Advisory Agreement, the Fund will pay monthly fees at the annual rate of
    0.50 of 1% of the Fund's average daily net assets (i.e., the average daily value of the total assets of the Fund, including proceeds from the issuance of shares of preferred stock, minus the sum of accrued liabilities of the Fund and accumulated dividends on the shares of preferred stock). As of the date of this Prospectus, the Fund has utilized leverage by issuing Series A AMPS in an amount representing approximately 33% of the Fund's capital. See 'Risks and Special Considerations of Leverage'--page 21 and 'Investment Advisory and Administrative Arrangements'--page 33.

(c) See 'Investment Advisory and Administrative Arrangements--Transfer Agency Services'--page 35.

(d) Includes monthly fees payable to the Investment Adviser under the Administration Agreement at the annual rate of 0.25 of 1% of the Fund's average daily net assets, as defined in note (b) above. See 'Investment Advisory and Administrative Arrangements'--page 33.


(e) For the fiscal year ended October 31, 1997, the Investment Adviser voluntarily waived $424,822 of the advisory fees due from the Fund. Total Annual Expenses in the fee table have been restated to assume the absence of any such waiver because the Investment Adviser may discontinue or reduce such waiver of fees at any time without notice. For the fiscal year ended October 31, 1997, the Investment Adviser waived advisory fees totaling 0.32% after which the Fund's total expense ratio was 0.96%.




      EXAMPLE                                                                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                                                ------    -------    -------    --------
An investor would pay the following expenses on a $1,000 investment assuming,
  (1) total annual expenses of 1.85%, (2) a 5% annual return throughout the
  periods and (3) tender at the end of the period............................    $ 49*      $68*      $ 100       $217

An investor would pay the following expenses on a $1,000 investment assuming
  no tender at the end of the period.........................................    $ 19       $58       $ 100       $217


------------------------
* Reflects the Contingent Deferred Sales Charge.


     The foregoing Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the Fund will bear directly or indirectly. The Expenses set forth under 'Other Expenses' are based on estimated amounts through the end of the Fund's current fiscal year. The example set forth above assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by the Securities and Exchange Commission regulations. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN, AND ACTUAL EXPENSES OR ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE. Merrill Lynch may charge its customers a processing fee (presently $5.35) for confirming purchases and repurchases. Purchases and repurchases made directly through the Distributor are not subject to the processing fee. See 'Purchase of Shares' and 'Tender Offers.'

                              FINANCIAL HIGHLIGHTS


     The financial information in the table below has been audited in conjunction with the annual audits of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors. Financial statements for the fiscal year ended October 31, 1997 and the independent auditors' report thereon are set forth herein under 'Financial Statements.'


     The following per share data and ratios have been derived from information provided in the Fund's audited financial statements.



                                                                                                        FOR THE PERIOD
                                                                                  FOR THE YEAR         NOVEMBER 3, 1995+
Increase (Decrease) in Net Asset Value                                               ENDED                    TO
per share of Common Stock:                                                      OCTOBER 31, 1997       OCTOBER 31, 1996
-----------------------------------------------------------------------------   ----------------       -----------------
PER SHARE OPERATING PERFORMANCE:
Net asset value per share of Common Stock, beginning of period...............       $  10.17               $   10.00
                                                                                    --------                --------
  Investment Income--net.....................................................            .75                     .68
  Realized and unrealized gain on investments--net...........................            .70                     .21
                                                                                    --------                --------
Total from investment operations.............................................           1.45                     .89
                                                                                    --------                --------
Less dividends to Common Stock shareholders:
  Investment income--net.....................................................          (.59)                    (.59)
                                                                                    --------                --------
Effect of Preferred Stock activity:++
  Dividends to Preferred Stock shareholders:
    Investment income--net...................................................          (.16)                    (.09)
  Capital charge resulting from issuance of Preferred Stock..................             --                    (.04)
                                                                                    --------                --------
Total effect of Preferred Stock activity.....................................          (.16)                    (.13)
                                                                                    --------                --------
Net asset value per share of Common Stock, end of period.....................       $  10.87               $   10.17
                                                                                    --------                --------
                                                                                    --------                --------
TOTAL INVESTMENT RETURN:**
  Based on net asset value per share of Common Stock.........................          13.08%                   7.81%#
                                                                                    --------                --------
                                                                                    --------                --------
RATIOS TO AVERAGE NET ASSETS:***
Expenses, net of reimbursement...............................................            .96%                    .53%*
                                                                                    --------                --------
                                                                                    --------                --------
Expenses.....................................................................           1.28%                   1.26%*
                                                                                    --------                --------
                                                                                    --------                --------
Investment income--net.......................................................           5.01%                   5.40%*
                                                                                    --------                --------
                                                                                    --------                --------
SUPPLEMENTAL DATA:
Net assets, net of Preferred Stock, end of period (in thousands).............       $101,463               $  83,573
                                                                                    --------                --------
                                                                                    --------                --------
Preferred Stock outstanding, end of period (in thousands)....................       $ 48,000               $  38,000
                                                                                    --------                --------
                                                                                    --------                --------
Portfolio turnover...........................................................         144.34%                 234.41%
                                                                                    --------                --------
                                                                                    --------                --------
LEVERAGE:

Asset coverage per $1,000 of Preferred Stock.................................       $  3,114               $   3,199
                                                                                    --------                --------
                                                                                    --------                --------
DIVIDENDS PER SHARE ON PREFERRED STOCK OUTSTANDING:
Investment Income--net.......................................................       $    897               $     564
                                                                                    --------                --------
                                                                                    --------                --------


------------------
  * Annualized.
 ** Total investment returns exclude the effects of the CDSC per share of Common
    Stock, if any. The Fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. Therefore, no separate market exists.

*** Do not reflect the effect of dividends to Preferred Stock shareholders.


  + Commencement of operations.

 ++ The Fund's Preferred Stock initially was issued on March 11, 1996.
  # Aggregate total investment return.

                                    THE FUND


     Merrill Lynch Municipal Strategy Fund, Inc. (the 'Fund') is a continuously offered, non-diversified, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on July 13, 1994, and has registered as an investment company under the Investment Company Act of 1940, as amended (the '1940 Act'). The Fund's principal office is located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and its telephone number is (609) 282-2800.


                       INVESTMENT OBJECTIVE AND POLICIES


     The investment objective of the Fund is to provide shareholders with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies and prudent investment management. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations, the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The investment objective of the Fund is a fundamental policy of the Fund and, therefore, may not be changed without a vote of a majority of the outstanding voting securities of the Fund, as defined below under 'Investment Restrictions.' There can be no assurance that the investment objective of the Fund will be realized. At times, the Fund may seek to hedge its portfolio through the use of futures transactions and options to reduce volatility in the net asset value of its shares of Common Stock.



     The Fund, at all times, except during interim and temporary periods as discussed below, will invest at least 80% of its total assets in a portfolio of obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies or instrumentalities paying interest which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes ('Municipal Bonds'). The Fund, at all times, except during temporary periods, will maintain at least 75% of its total assets in Municipal Bonds that are rated investment grade by a nationally recognized statistical rating organization or, if unrated, are considered to be of comparable quality by the Investment Adviser. Additionally, the Fund may invest up to 25% of its total assets in Municipal Bonds that are rated below investment grade by a nationally recognized statistical rating organization or, are unrated, but considered by the Investment Adviser to be of comparable quality. Such lower quality Municipal Bonds are frequently traded only in markets where the number of potential purchasers and sellers, if any, is very limited. The Fund may invest in certain tax-exempt securities classified as 'private activity bonds' (in general, bonds that benefit non-governmental entities) that may subject certain investors in the Fund to an alternative minimum tax. The Fund will not invest more than 25% of its total assets (taken at market value) in Municipal Bonds whose issuers are located in the same state.



     The Fund also may invest in securities not issued by or on behalf of a state or territory or by an agency or instrumentality thereof, if the Fund nevertheless believes such securities pay interest or distributions that are exempt from Federal income taxation ('Non-Municipal Tax-Exempt Securities'). Non-Municipal Tax-Exempt Securities may include securities issued by other investment companies that invest in Municipal Bonds, to the extent such investments are permitted by the 1940 Act. Other Non-Municipal Tax-Exempt Securities could include trust certificates or other instruments evidencing interests in one or more long-term Municipal Bonds. Certain Non-Municipal Tax-Exempt Securities may be characterized as derivative instruments. Non-Municipal Tax-Exempt Securities will be considered 'Municipal Bonds' for purposes of the Fund's investment objective and policies.



     Investment in shares of Common Stock of the Fund offers several potential benefits. The Fund offers investors the opportunity to receive income exempt from Federal income taxes by investing in a professionally managed portfolio comprised primarily of investment grade Municipal Bonds. The Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of Municipal Bonds. Additionally, the Investment Adviser will seek to enhance the yield on the Common Stock by leveraging the Fund's capital structure through the issuance of preferred stock. These benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the advisory and administrative fees and operational costs. Additionally, the use of leverage involves certain expenses and special risk considerations. See 'Risks and Special Considerations of Leverage.'



     The investment grade Municipal Bonds in which the Fund will invest are those Municipal Bonds rated at the date of purchase in the four highest rating categories of S&P, Moody's or Fitch or, if unrated, considered to be of comparable quality by the Investment Adviser. In the case of long-term debt, the investment grade rating categories are AAA through BBB for S&P, Aaa through Baa for Moody's and AAA through BBB for Fitch. In the case of short-term notes, the investment grade rating categories are SP-1+ through SP-3 for S&P, MIG-1 through MIG-4 for Moody's and F-1+ through F-3 for Fitch. In the case of tax-exempt commercial paper, the investment grade rating categories are A-1+ through A-3 for S&P, Prime-1 through Prime-3 for Moody's and F-1+ through F-3 for Fitch. Obligations ranked in the fourth highest rating category (BBB, SP-3 and A-3 for S&P; Baa, MIG-4 and Prime-3 for Moody's; and BBB, F-3 and F-3 for Fitch), while considered 'investment grade,' have certain speculative characteristics. There may be sub-categories or gradations indicating relative standing within the rating categories set forth above. See Appendix I to this Prospectus for a description of S&P's, Moody's and Fitch's ratings of Municipal Bonds. In assessing the quality of Municipal Bonds with respect to the foregoing requirements, the Investment Adviser will take into account the nature of any letters of credit or similar credit enhancements to which particular Municipal Bonds are entitled and the creditworthiness of the financial institution that provided such credit enhancement.



     As noted above, the Fund may invest up to 25% of its assets in Municipal Bonds that are rated below investment grade or, if unrated, are considered to be of comparable quality by the Investment Adviser. These high yield bonds are commonly referred to as 'junk bonds' and are regarded as predominantly speculative as to the issuer's ability to make payments of principal and interest. Consequently, although such bonds can be expected to provide higher yields and be less subject to interest rate fluctuations, they may be subject to greater market price fluctuations and risk of loss of principal than lower yielding, higher rated fixed income securities. Such securities are particularly vulnerable to adverse changes in the issuer's industry and in general economic conditions. Issuers of high yield bonds may be highly leveraged and may not have available to them more traditional methods of financing. The risk of loss due to default by the issuer is significantly greater for the holders of these bonds because such securities may be unsecured and may be subordinated to other creditors of the issuer. In addition, while the high yield bonds in which the Fund may invest normally will not include securities that, at the time of investment, are in default or the issuers of which are in bankruptcy, there can be no assurance that such events will not occur after the Fund purchases a particular security, in which case the Fund may experience losses and incur costs.


     High yield bonds frequently have call or redemption features that permit an issuer to repurchase such bonds from the Fund, which may decrease the net investment income to the Fund and dividends to shareholders in the event that the Fund is required to replace a called security with a lower yielding security. The Fund may have difficulty disposing of certain high yield bonds because there may be a thin trading market for such securities. Reduced secondary market liquidity may have an adverse impact on market price and the Fund's ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. In addition, market quotations are generally available on many high yield bond issues only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.

     Certain Municipal Bonds may be entitled to the benefits of letters of credit or similar credit enhancements issued by financial institutions. In such instances, the Board of Directors and the Investment Adviser will take into account in assessing the quality of such bonds not only the creditworthiness of the issuer of such bonds but also the creditworthiness of the financial institutions.


     The Fund's investments may also include variable rate demand obligations ('VRDOs') and VRDOs in the form of participation interests ('Participating VRDOs') in variable rate tax-exempt obligations held by a financial institution, typically a commercial bank. The VRDOs in which the Fund will invest are tax-exempt obligations in the opinion of counsel to the issuer that contain a floating or variable interest rate adjustment formula and an unconditional right of demand on the part of the holder thereof to receive payment of the unpaid principal balance plus accrued interest on a short notice period not to exceed seven days. Participating VRDOs provide the Fund with a specified undivided interest (up to 100%) in the underlying obligation and the right to demand payment of the unpaid principal balance plus accrued interest on the Participating VRDOs from the financial institution on a specified number of days' notice, not to exceed seven days. There is, however, the possibility that because of default or insolvency, the demand feature of VRDOs or Participating VRDOs may not be honored. The Fund has been advised by its counsel that the Fund should be entitled to treat the income received on Participating VRDOs as interest from tax-exempt obligations.



     The average maturity of the Fund's portfolio securities will vary based upon the Investment Adviser's assessment of economic and market conditions. The net asset value of the shares of common stock of a closed-end investment company, such as the Fund, which invests primarily in fixed-income securities, changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a fixed-income portfolio can be expected to rise. Conversely, when interest rates rise, the value of a fixed-income portfolio can be expected to decline. Prices of longer-term securities generally fluctuate more in response to interest rate changes than do short-term or medium-term securities. These changes in net asset value are likely to be greater in the case of a fund having a leveraged capital structure, such as that used by the Fund. See 'Risks and Special Considerations of Leverage.'


     The Fund intends to invest primarily in long-term Municipal Bonds with a maturity of more than ten years. Also, the Fund may invest in intermediate-term Municipal Bonds with a maturity of between three years and ten years. The Fund may invest in short-term, tax-exempt securities, short-term U.S. Government securities, repurchase agreements or cash. Such short-term securities or cash will not exceed 20% of its total assets except during interim periods pending investment of the net proceeds of public offerings of the Fund's securities or in anticipation of the repurchase or redemption of the Fund's securities and temporary periods when, in the opinion of the Investment Adviser, prevailing market or economic conditions warrant. The Fund does not ordinarily intend to realize significant interest income not exempt from Federal income tax.


     The Fund is classified as non-diversified within the meaning of the 1940 Act, which means that the Fund is not limited by such Act in the proportion of its assets that it may invest in securities of a single issuer. However, the Fund's investments will be limited so as to qualify the Fund as a 'regulated investment company' for purposes of the Code. See 'Taxes.' To qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Fund's total assets will be invested in the securities (other than U.S. Government securities) of a single issuer, and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities (other than U.S. Government securities) of a single issuer. A fund that elects to be classified as 'diversified' under the 1940 Act must satisfy the foregoing 5% requirement with respect to 75% of its total assets. To the extent that the Fund assumes large positions in the securities of a small number of issuers, the Fund's yield may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

DESCRIPTION OF MUNICIPAL BONDS


     Municipal Bonds include primarily debt obligations issued to obtain funds for various public purposes, including construction and equipping of a wide range of public facilities, refunding of outstanding obligations and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various privately operated facilities, including certain local facilities for water supply, gas, electricity, sewage or solid waste disposal. For purposes of this Prospectus, such obligations are Municipal Bonds if the interest paid thereon is exempt from Federal income tax, even though such bonds may be industrial development bonds ('IDBs') or 'private activity bonds' as discussed below. Also, for purposes of this Prospectus, Non-Municipal Tax-Exempt Securities as discussed above will be considered Municipal Bonds.



     The two principal classifications of Municipal Bonds are 'general obligation' bonds and 'revenue' or 'special obligation' bonds, which latter category includes IDBs and, for bonds issued after August 15, 1986, private activity bonds. General obligation bonds are secured by the issuer's pledge of faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws, and an entity's credit will depend on many factors, including potential erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes, and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the state's or entity's control. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed. IDBs are in most cases revenue bonds and generally are not secured by a pledge of the credit or taxing power of the issuer of such bonds. The payment of the principal and interest on such industrial development bonds depends solely on the ability of the user of the facility financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. Municipal Bonds also may include 'moral obligation' bonds, which normally are issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.



     The Fund may purchase Municipal Bonds classified as 'private activity bonds' (in general, bonds that benefit non-governmental entities). Interest received on certain tax-exempt securities that are classified as 'private activity bonds' may subject certain investors in the Fund to an alternative minimum tax. See 'Taxes-- General.' There is no limitation on the percentage of the Fund's assets that may be invested in Municipal Bonds that may subject certain investors to an alternative minimum tax. Also included within the general category of Municipal Bonds are participation certificates issued by government authorities or entities to finance the acquisition or construction of equipment, land and/or facilities. The certificates represent participations in a lease, an installment purchase contract or a conditional sales contract (hereinafter collectively referred to as 'lease obligations') relating to such equipment, land or facilities. Although lease obligations do not constitute general obligations of the issuer for which the issuer's unlimited taxing power is pledged, a lease obligation frequently is backed by the issuer's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain 'non-appropriation' clauses, which provide that the issuer has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although 'non-appropriation' lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. These securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional securities.


     Federal tax legislation has limited the types and volume of bonds qualifying for a Federal income tax exemption of interest. As a result, this legislation and legislation that may be enacted in the future may affect the availability of Municipal Bonds for investment by the Fund.


OTHER INVESTMENT POLICIES

     The Fund has adopted certain other policies as set forth below:


     Borrowings. The Fund is authorized to borrow money in amounts of up to 5% of the value of its total assets at the time of such borrowings; provided, however, that the Fund is authorized to borrow moneys in amounts of up to 33 1/3% of the value of its total assets at the time of such borrowings to finance the repurchase of its own Common Stock pursuant to tender offers, if any, or otherwise, to redeem or repurchase shares of preferred stock or for temporary, extraordinary or emergency purposes. Borrowings by the Fund (commonly known, as with the issuance of preferred stock, as 'leveraging') create an opportunity for greater total return since the Fund will not be required to sell portfolio securities to purchase tendered shares but, at the same time, increase exposure to capital risk. In addition, borrowed funds are subject to interest costs that may offset or exceed the return earned on the borrowed funds.



     When-Issued Securities and Delayed Delivery Transactions. The Fund may purchase or sell Municipal Bonds on a delayed delivery basis or on a when-issued basis at fixed purchase or sale terms. These transactions arise when securities are purchased or sold by the Fund with payment and delivery taking place in the future. The purchase will be recorded on the date the Fund enters into the commitment, and the value of the obligation will thereafter be reflected in the calculation of the Fund's net asset value. The value of the obligation on the delivery date may be more or less than its purchase price. A separate account of the Fund will be established with its custodian consisting of cash, cash equivalents or liquid Municipal Bonds having a market value at all times at least equal to the amount of the forward commitment.



     Indexed and Inverse Floating Obligations. The Fund may invest in Municipal Bonds the return on which is based on a particular index of value or interest rates. For example, the Fund may invest in Municipal Bonds that pay interest based on an index of Municipal Bond interest rates. The principal amount payable upon maturity of certain Municipal Bonds also may be based on the value of an index. To the extent the Fund invests in these types of Municipal Bonds, the Fund's return on such Municipal Bonds will be subject to risk with respect to the value of the particular index. Also, the Fund may invest in so-called 'inverse floating obligations' or 'residual interest bonds' on which the interest rates typically vary inversely with a short-term floating rate (which may be reset periodically by a dutch auction, a remarketing agent, or by reference to a short-term tax-exempt interest rate index). The Fund may purchase in the secondary market synthetically-created inverse floating rate bonds evidenced by custodial or trust receipts. Generally, interest rates on inverse floating rate bonds will decrease when short-term rates increase, and will increase when short-term rates decrease. Such securities have the effect of providing a degree of investment leverage, since they may increase or decrease in value in response to changes, as an illustration, in market interest rates at a rate that is a multiple (typically two) of the rate at which fixed-rate, long-term, tax-exempt securities increase or decrease in response to such changes. As a result, the market values of such securities generally will be more volatile than the market values of fixed-rate tax-exempt securities. To seek to limit the volatility of these securities, the Fund may purchase inverse floating obligations with shorter-term maturities or which contain limitations on the extent to which the interest rate may vary. The Investment Adviser believes that indexed and inverse floating obligations represent a flexible portfolio management instrument for the Fund which allows the Investment Adviser to vary the degree of investment leverage relatively efficiently under different market conditions. The Fund will not invest more than 10% of its total assets in inverse floating obligations and residual interest bonds.

     Call Rights. The Fund may purchase a Municipal Bond issuer's right to call all or a portion of such Municipal Bond for mandatory tender for purchase (a 'Call Right'). A holder of a Call Right may exercise such right to require a mandatory tender for the purchase of related Municipal Bonds, subject to certain conditions. A Call Right that is not exercised prior to the maturity of the related Municipal Bond will expire without value. The economic effect of holding both the Call Right and the related Municipal Bond is identical to holding a Municipal Bond as a non-callable security.


     Repurchase Agreements. The Fund may invest in Municipal Bonds and U.S. Government securities pursuant to repurchase agreements. Repurchase agreements may be entered into only with a member bank of the Federal Reserve System or a primary dealer in U.S. Government securities. Under such agreements, the bank or primary dealer agrees, upon entering into the contract, to repurchase the security at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement. This results in a fixed rate of return insulated from market fluctuations during such period. The Fund may not invest in repurchase agreements maturing in more than seven days if such investments, together with all other illiquid investments, would exceed 15% of the Fund's net assets. In the event of default by the seller under a repurchase agreement, the Fund may suffer time delays and incur costs or possible losses in connection with the disposal of the collateral.


     In general, for Federal income tax purposes, repurchase agreements are treated as collateralized loans secured by the securities 'sold.' Therefore, amounts earned under such agreements will not be considered tax-exempt interest.

OPTIONS AND FUTURES TRANSACTIONS


     The Fund may hedge all or a portion of its portfolio investments against fluctuations in interest rates through the use of options and certain financial futures contracts and options thereon. While the Fund's use of hedging strategies is intended to reduce the volatility of the net asset value of Common Stock, the net asset value of the Common Stock will fluctuate. There can be no assurance that the Fund's hedging transactions will be effective. In addition, because of the anticipated leveraged nature of the Common Stock, hedging transactions will result in a larger impact on the net asset value of the Common Stock than would be the case if the Common Stock were not leveraged. Furthermore, the Fund will only engage in hedging activities from time to time and may not necessarily be engaging in hedging activities when movements in interest rates occur.


     Certain Federal income tax requirements may limit the Fund's ability to engage in hedging transactions. Gains from transactions in options and futures contracts distributed to shareholders will be taxable as ordinary income or, in certain circumstances, as long-term capital gains to shareholders. See 'Taxes--Tax Treatment of Options and Futures Transactions.' In addition, in order to obtain ratings of the preferred stock from one or more nationally recognized statistical rating organizations, the Fund may be required to limit its use of hedging techniques in accordance with the specified guidelines of such organizations.

     The following is a description of the options and futures transactions in which the Fund may engage, limitations on the use of such transactions and risks associated therewith. The investment policies with respect to the hedging transactions of the Fund are not fundamental policies and may be modified by the Board of Directors of the Fund without the approval of the Fund's shareholders.

     Writing Covered Call Options. The Fund may write (i.e., sell) covered call options with respect to Municipal Bonds it owns, thereby giving the holder of the option the right to buy the underlying security covered by the option from the Fund at the stated exercise price until the option expires. The Fund writes only covered call options, which means that so long as the Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option. The Fund may not write covered call options on underlying securities in an amount exceeding 15% of the market value of its total assets.

     The Fund will receive a premium from writing a call option, which increases the Fund's return on the underlying security in the event the option expires unexercised or is closed out at a profit. By writing a call, the Fund limits its opportunity to profit from an increase in the market value of the underlying security above the exercise price of the option for as long as the Fund's obligation as a writer continues. Covered call options serve as a partial hedge against a decline in the price of the underlying security. The Fund may engage in closing transactions in order to terminate outstanding options that it has written.

     Purchase of Options. The Fund may purchase put options in connection with its hedging activities. By buying a put the Fund has a right to sell the underlying security at the exercise price, thus limiting the Fund's risk of loss through a decline in the market value of the security until the put expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction; profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out the Fund's position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. In certain circumstances, the Fund may purchase call options on securities held in its portfolio on which it has written call options or on securities that it intends to purchase. The Fund will not purchase options on securities if, as a result of such purchase, the aggregate cost of all outstanding options on securities held by the Fund would exceed 5% of the market value of the Fund's total assets.

     Financial Futures Contracts and Options. The Fund is authorized to purchase and sell financial futures contracts and options thereon solely for the purposes of hedging its investments in Municipal Bonds against declines in value and hedging against increases in the cost of securities it intends to purchase. A financial futures contract obligates the seller of a contract to deliver and the purchaser of a contract to take delivery of the type of financial instrument covered by the contract or, in the case of index-based financial futures contracts, to make and accept a cash settlement, at a specific future time for a specified price. A sale of financial futures contracts may provide a hedge against a decline in the value of portfolio securities because such depreciation may be offset, in whole or in part, by an increase in the value of the position in the financial futures contracts. A purchase of financial futures contracts may provide a hedge against an increase in the cost of securities intended to be purchased because such appreciation may be offset, in whole or in part, by an increase in the value of the position in the financial futures contracts.

     The purchase or sale of a financial futures contract differs from the purchase or sale of a security in that no price or premium is paid or received. Instead, an amount of cash or securities acceptable to the broker equal to approximately 5% of the contract amount must be deposited with the broker. This amount is known as initial margin. Subsequent payments to and from the broker, called variation margin, are made on a daily basis as the price of the financial futures contract fluctuates making the long and short positions in the financial futures contract more or less valuable.

     The Fund may purchase and sell financial futures contracts based on The Bond Buyer Municipal Bond Index, a price-weighted measure of the market value of 40 large recently issued tax-exempt bonds, and purchase and sell put and call options on such financial futures contracts for the purpose of hedging Municipal Bonds that the Fund holds or anticipates purchasing against adverse changes in interest rates. The Fund also may purchase and sell financial futures contracts on U.S. Government securities and purchase and sell put and call options on such financial futures contracts for such hedging purposes. With respect to U.S. Government securities, currently there are financial futures contracts based on long-term U.S. Treasury bonds, Treasury notes, GNMA Certificates and three-month U.S. Treasury bills.

     Subject to policies adopted by the Board of Directors, the Fund also may engage in transactions in other financial futures contracts transactions and options thereon, such as financial futures contracts or options on other municipal bond indices that may become available, if the Investment Adviser and the Directors of the Fund should determine that there is normally a sufficient correlation between the prices of such financial futures contracts and the Municipal Bonds in which the Fund invests to make such hedging appropriate.

     Over-The-Counter Options. The Fund may engage in options and futures transactions on exchanges and in the over-the-counter markets. In general, exchange-traded contracts are third-party contracts (i.e., performance of the parties' obligations is guaranteed by an exchange or clearing corporation) with standardized strike prices and expiration dates. Over-the-counter options ('OTC options') transactions are two-party contracts with price and terms negotiated by the buyer and seller. See 'Restrictions on OTC Options' below for information as to restrictions on the use of OTC options.


     Restrictions on OTC Options. The Fund will engage in OTC options only with member banks of the Federal Reserve System and primary dealers in U.S. Government securities or with affiliates of such banks or dealers that have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least $50 million or any other bank or dealer having capital of at least $150 million or whose obligations are guaranteed by an entity having capital of at least $150 million. OTC options and assets used to cover OTC options written by the Fund are considered by the staff of the Commission to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might otherwise be realized.



     Risk Factors in Options and Futures Transactions. Utilization of futures transactions involves the risk of imperfect correlation in movements in the price of financial futures contracts and movements in the price of the security that is the subject of the hedge. If the price of the financial futures contract moves more or less than the price of the security that is the subject of the hedge, the Fund will experience a gain or loss that will not be completely offset by movements in the price of such security. There is a risk of imperfect correlation where the securities underlying financial futures contracts have different maturities, ratings, geographic compositions or other characteristics than the security being hedged. In addition, the correlation may be affected by additions to or deletions from the index that serves as a basis for a financial futures contract. Finally, in the case of futures contracts on U.S. Government securities and options on such futures contracts, the anticipated correlation of price movements between the U.S. Government securities underlying the futures or options and Municipal Bonds may be adversely affected by economic, political, legislative or other developments that have a disparate impact on the respective markets for such securities.


     Under regulations of the Commodity Futures Trading Commission (the 'CFTC'), the futures trading activities described herein will not result in the Fund being deemed a 'commodity pool,' as defined under such regulations, provided that the Fund adheres to certain restrictions. In particular, the Fund may purchase and sell financial futures contracts and options thereon (i) for bona fide hedging purposes, as defined under CFTC regulations, without regard to the percentage of the Fund's assets committed to margin and option premiums, and (ii) for non-hedging purposes if, immediately thereafter, the sum of the amount of initial margin deposits on the Fund's existing futures positions and option premiums entered into for non-hedging purposes do not exceed 5% of the market value of the liquidation value of the Fund's portfolio, after taking into account unrealized profits and unrealized losses on any such transactions. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

     When the Fund purchases a financial futures contract, or writes a put option or purchases a call option thereon, it will maintain an amount of cash, cash equivalents (e.g., commercial paper and daily tender adjustable notes) or short-term, high-grade, fixed-income securities in a segregated account with the Fund's custodian so that the amount so segregated plus the amount of initial and variation margin held in the account of its broker equals the market value of the financial futures contract, thereby ensuring that the use of such financial futures contract is unleveraged. It is not anticipated that transactions in futures contracts will have the effect of increasing portfolio turnover.

     Although certain risks are involved in options and futures transactions, the Investment Adviser believes that, because the Fund will engage in options and futures transactions only for hedging purposes, the options and futures portfolio strategies of the Fund will not subject the Fund to certain risks frequently associated with speculation in options and futures transactions.


     The volume of trading in the exchange markets with respect to Municipal Bond options may be limited, and it is impossible to predict the amount of trading interest that may exist in such options. In addition, there can be no assurance that viable exchange markets will continue to be available.



     The Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options or futures. There can be no assurance, however, that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an options or futures transaction. The inability to close options and futures positions also could have an adverse impact on the Fund's ability to effectively hedge its portfolio. There is also the risk of loss by the Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an option or financial futures contract.


     The liquidity of a secondary market in a financial futures contract may be adversely affected by 'daily price fluctuation limits' established by commodity exchanges which limit the amount of fluctuation in a financial futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days.

     If it is not possible to close a financial futures position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.

     The successful use of these transactions also depends on the ability of the Investment Adviser to forecast correctly the direction and extent of interest rate movements within a given time frame. To the extent these rates remain stable during the period in which a futures contract is held by the Fund or move in a direction opposite to that anticipated, the Fund may realize a loss on the hedging transaction that is not fully or partially offset by an increase in the value of portfolio securities. As a result, the Fund's total return for such period may be less than if it had not engaged in the hedging transaction. Furthermore, the Fund will only engage in hedging transactions from time to time and may not necessarily be engaging in hedging transactions when movements in interest rates occur.

                  RISKS AND SPECIAL CONSIDERATIONS OF LEVERAGE

EFFECTS OF LEVERAGE

     As of the date of this Prospectus, the Fund has outstanding an aggregate of 1,920 shares of its Series A AMPS, which represent approximately 33% of the Fund's capital. The Fund intends to issue preferred stock from time to time representing up to approximately 35% of the Fund's capital. There can be no assurance, however, that preferred stock representing any particular percentage of the Fund's capital will actually be issued. The issuance of preferred stock results in a leveraging of the Common Stock. The Series A AMPS pay dividends that are adjusted generally every seven days and the dividend rate of the Series A AMPS is based upon prevailing interest rates for debt obligations of comparable maturity. The proceeds of the Series A AMPS issuance have been invested in longer-term obligations in accordance with the Fund's investment objective, as will the proceeds of the issuance of any other preferred stock. The Fund may issue additional shares of its Series A AMPS or other preferred stock in the future. Other preferred stock will pay dividends that will be adjusted over either relatively short-term periods (generally seven to 28 days) or medium-term periods (up to five years) and the dividend rates thereon will be based upon prevailing interest rates for debt obligations of comparable maturities. Issuance and ongoing expenses of the preferred stock will be borne by the Fund and will reduce the net asset value of the Common Stock. Additionally, under certain circumstances, when the Fund is required to allocate taxable income to holders of preferred stock, it is anticipated that the terms of the preferred stock will require the Fund to make an additional distribution to such holders in an amount approximately equal to the tax liability resulting from such allocation and such additional distribution (such amount, an 'Additional Distribution'). Because under normal market conditions, obligations with longer maturities produce higher yields than short-term and medium-term obligations, the Investment Adviser believes that the spread inherent in the difference between the short-term and medium-term rates (and any Additional Distributions) paid by the Fund as dividends on the preferred stock and the longer-term rates received by the Fund will provide holders of Common Stock with a potentially higher yield.

     Utilization of leverage, however, involves certain risks to the holders of Common Stock. For example, issuance of the preferred stock may result in higher volatility of the net asset value of the Common Stock and potentially more volatility in the market value of the Common Stock. In addition, fluctuations in the short-term and medium-term dividend rates on, and the amount of taxable income allocable to, the preferred stock will affect the yield to holders of Common Stock. So long as the Fund, taking into account the costs associated with the preferred stock and the Fund's operating expenses, is able to realize a higher net return on its investment portfolio than the then current dividend rate (and any Additional Distribution) of the preferred stock, the effect of leverage will be to cause holders of Common Stock to realize a higher current rate of return than if the Fund were not leveraged. Similarly, since a pro rata portion of the Fund's net realized capital gains on its investment assets are generally payable to holders of Common Stock, if net capital gains are realized by the Fund, the effect of leverage will be to increase the amount of such gains distributed to holders of Common Stock. However, short-term, medium-term and long-term interest rates change from time to time as does their relationship to each other (i.e., the slope of the yield curve) depending upon such factors as supply and demand forces, monetary and tax policies and investor expectations. Changes in such factors could cause the relationship between short-term, medium-term and long-term rates to change (i.e., to flatten or to invert the slope of the yield curve) so that short-term and medium-term rates may substantially increase relative to the long-term obligations in which the Fund may be invested. To the extent that the current dividend rate (and any Additional Distribution) on the preferred stock approaches the net return on the Fund's investment portfolio, the benefit of leverage to holders of Common Stock will be reduced, and if the current dividend rate (and any Additional Distribution) on the preferred stock were to exceed the net return on the Fund's portfolio, the Fund's leveraged capital structure would result in a lower current yield to holders of Common Stock than if the Fund were not leveraged. Similarly, since both the costs associated with the issuance of preferred stock and any decline in the value of the Fund's investments (including investments purchased with the proceeds from any preferred stock offering) will be borne entirely by holders of Common Stock, the effect of leverage in a declining market would result in a greater decrease in net asset value to holders of Common Stock than if the Fund were not leveraged.

     In an extreme case, a decline in net asset value could affect the Fund's ability to pay dividends on the Common Stock. Failure to make such dividend payments could adversely affect the Fund's qualification as a regulated investment company under the Code. See 'Taxes.' The Fund intends, however, to take all measures necessary to continue to make Common Stock dividend payments. If the Fund's current investment income were not sufficient to meet dividend requirements on either the Common Stock or the preferred stock, it could be necessary for the Fund to liquidate certain of its investments. In addition, the Fund will have the authority to redeem the preferred stock for any reason and may redeem all or part of the preferred stock if (i) it anticipates that the Fund's leveraged capital structure will result in a lower rate of return for any significant amount of time to holders of the Common Stock than that obtainable if the Common Stock were unleveraged, (ii) the asset coverage for the preferred stock declines below 200%, either as a result of a decline in the value of the Fund's portfolio investments or as a result of the repurchase of Common Stock in tender offers, or (iii) in order to maintain the asset coverage guidelines established by nationally recognized rating agencies rating the preferred stock. Redemption of the preferred stock or insufficient investment income to make dividend payments may reduce the net asset value of the Common Stock and require the Fund to liquidate a portion of its investments at a time when it may be disadvantageous, in the absence of such extraordinary circumstances, to do so.


     As of the date of this Prospectus, the Fund has utilized leverage by the issuance of Series A AMPS that pay dividends at a rate that generally will be adjusted every seven days in an amount representing approximately 33% of the Fund's capital at an annual dividend rate of 3.52% payable on such preferred stock based on market rates as of the date of this Prospectus. The annual return that the Fund's portfolio must experience (net of expenses) in order to cover such dividend payments would be 0.87%.

     The following table is designed to illustrate the effect on the return to a holder of the Fund's Common Stock of the leverage obtained by the issuance of Series A AMPS representing approximately 33% of the Fund's capital, assuming hypothetical annual returns on the Fund's portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to stockholders when portfolio return is positive and decreases the return when the portfolio return is negative. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.


Assumed Portfolio Return (net of expenses)...........................   (10 )%   (5)%     0%      5%     10%
Corresponding Common Stock Return....................................   (14 )%   (8)%    (1)%     5%     12%


     The leveraging of the Common Stock would be eliminated during any period that preferred stock is not outstanding and the risks and special considerations related to leverage described in this Prospectus would not apply.

PORTFOLIO MANAGEMENT AND OTHER CONSIDERATIONS

     In the event of an increase in short-term or medium-term rates or other change in market conditions to the point where the Fund's leverage could adversely affect holders of Common Stock as noted above, or in anticipation of such changes, the Fund may attempt to shorten the average maturity of its investment portfolio, which would tend to offset the negative impact of leverage on holders of Common Stock. The Fund also may attempt to reduce the degree to which it is leveraged by redeeming preferred stock pursuant to the provisions of the Fund's Articles Supplementary establishing the rights and preferences of the preferred stock or otherwise purchasing shares of preferred stock. Purchases and redemptions of preferred stock, whether through redemptions, on the open market or in negotiated transactions, are subject to limitations under the 1940 Act. If market conditions subsequently change, the Fund may sell previously unissued shares of preferred stock or shares of preferred stock that the Fund previously issued but later repurchased or redeemed.

     The Series A AMPS have been rated 'aaa' by Moody's and AAA by S&P. Prior to the time it offers additional preferred stock, the Fund intends to apply for ratings on such preferred stock from one or more nationally recognized statistical rating organizations. In order to obtain these ratings, the Fund may be required to maintain portfolio holdings meeting specified guidelines of such organizations. These guidelines may impose asset coverage requirements that are more stringent than those imposed by the 1940 Act. It is not anticipated that these guidelines will impede the Investment Adviser from managing the Fund's portfolio in accordance with the Fund's investment objective and policies. Ratings on preferred stock issued by the Fund should not be confused with ratings on obligations held by the Fund.

     Under the 1940 Act, the Fund is not permitted to issue shares of preferred stock unless immediately after such issuance the net asset value of the Fund's portfolio is at least 200% of the liquidation value of the outstanding preferred stock (expected to equal the original purchase price of the outstanding shares of preferred stock plus any accumulated and unpaid dividends thereon and any accumulated and unpaid Additional Distribution). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Stock unless, at the time of such declaration, the net asset value of the Fund's portfolio (determined after deducting the amount of such dividend or distribution) is at least 200% of such liquidation value. As of the date of this Prospectus, the Fund's capital structure includes 1,920 shares of Series A AMPS representing approximately 33% of the Fund's capital, and the asset coverage with respect to the Series A AMPS is approximately 307%. To the extent possible, the Fund intends to purchase or redeem shares of preferred stock from time to time to maintain coverage of preferred stock of at least 200%.


     The Fund pays service fees to certain broker-dealers at the end of each auction in connection with the Series A AMPS. For the period November 3, 1995 (commencement of operations) to October 31, 1996, and the fiscal year ended October 31, 1997, Merrill Lynch was paid $48,107 and $100,708, respectively, in service fees by the Fund.

                            INVESTMENT RESTRICTIONS


     The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund's outstanding shares of Common Stock (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares of Common Stock are represented or (ii) more than 50% of the outstanding shares) and of the outstanding shares of preferred stock, voting together as a class, and the approval of a majority of the outstanding shares of preferred stock, voting separately by class. The Fund may not:


          1. Make investments for the purpose of exercising control or management.


          2. Purchase or sell real estate, real estate limited partnerships, commodities or commodity contracts; provided that the Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by companies that invest in real estate or interests therein, and the Fund may purchase and sell financial futures contracts and options thereon.

          3. Issue senior securities or borrow money, except as permitted by
             Section 18 of the 1940 Act.

          4. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the '1933 Act'), in selling portfolio securities.

          5. Make loans to other persons, except that the Fund may purchase Municipal Bonds and other debt securities in accordance with its investment objective, policies and limitations.


          6. Invest more than 25% of its total assets (taken at market value at the time of each investment) in securities of issuers in a single industry; provided that, for purposes of this restriction, states, municipalities and their political subdivisions are not considered to be part of any industry.)



     Additional investment restrictions adopted by the Fund, which may be changed by the Board of Directors, without shareholder approval, provide that the Fund may not:


          a. Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law. Applicable law currently prohibits the Fund from purchasing the securities of other investment companies except if immediately thereafter not more than (i) 3% of the total outstanding voting stock of such company is owned by the Fund,
     (ii) 5% of the Fund's total assets, taken at market value, would be invested in any one such company, (iii) 10% of the Fund's total assets, taken at market value, would be invested in such securities, and (iv) the Fund, together with other investment companies having the same investment adviser and companies controlled by such companies, owns not more than 10% of the total outstanding stock of any one closed-end investment company.

          b. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in investment restriction (3) above or except as may be necessary in connection with transactions in financial futures contracts and options thereon.

          c. Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities (the deposit or payment by the Fund of initial or variation margin in connection with financial futures contracts and options thereon is not considered the purchase of a security on margin).


          d. Make short sales of securities or maintain a short position or invest in put, call, straddle or spread options, except that the Fund may write, purchase and sell options and futures on Municipal Bonds, United

     States Government obligations and related indices or otherwise in connection with bona fide hedging activities and may purchase and sell Call Rights to require mandatory tender for the purchase of related Municipal Bonds.



     If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentages resulting from changing values will not be considered a violation.



     The Investment Adviser of the Fund and Merrill Lynch share a common parent, Merrill Lynch & Co., Inc. ('ML & Co'). Because of the affiliation of Merrill Lynch with the Investment Adviser, the Fund is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order of the Commission or otherwise in compliance with the provisions of the 1940 Act and the rules and regulations thereunder. Included among such restricted transactions will be purchases from or sales to Merrill Lynch of securities in transactions in which Merrill Lynch acts as principal. An exemptive order has been obtained that permits the Fund to effect principal transactions with Merrill Lynch in high quality, short-term, tax-exempt securities subject to conditions set forth in such order. The Fund does not presently intend to request an order permitting other principal transactions with Merrill Lynch.



                               PURCHASE OF SHARES



     The Distributor, an affiliate of both the Investment Adviser and Merrill Lynch, acts as the distributor of shares of Common Stock of the Fund. The Fund is engaged in a continuous offering of its shares of Common Stock through the Distributor and other securities dealers that have entered into selected dealer agreements with the Distributor, including Merrill Lynch. Shares of the Fund may be purchased from the Distributor or selected dealers, including Merrill Lynch, or by mailing a purchase order directly to Merrill Lynch Financial Data Services, Inc. (the 'Transfer Agent'). The minimum initial purchase is $1,000 and the minimum subsequent purchase is $50. In connection with an exemption the Fund has obtained from the Commission relating to its tender offers, the Fund will not offer its shares during the five business days preceding the termination of a tender offer. See 'Tender Offers'.



     To permit the Fund to invest the net proceeds from the sale of its shares of Common Stock in an orderly manner, the Fund may, from time to time, suspend the sale of its shares of Common Stock, except for sales to existing holders of Common Stock and dividend reinvestments.



     Due to the administrative complexities associated with the continuous offering, administrative errors may result in the Distributor or an affiliate inadvertently acquiring nominal numbers (in no event in excess of 5% of the shares of Common Stock) of shares of Common Stock that it may wish to resell. Such shares of Common Stock will not be subject to any investment restriction and may be resold pursuant to this Prospectus.



     The Fund offers its shares of Common Stock at a public offering price equal to the next determined net asset value per share without a front-end sales charge (although in certain cases a CDSC may apply as described herein). The applicable offering price for purchase orders is based on the net asset value of the Fund next determined after receipt of the purchase order by the Distributor. As to purchase orders received by securities dealers prior to the close of business on the New York Stock Exchange (the 'NYSE') (close of business, 4:00 p.m., New York time), which includes orders received after the close of business on the previous day, the applicable offering price will be based on the net asset value determined as of 15 minutes after the close of business on the NYSE on that day provided the Distributor in turn receives the order from the securities dealer prior to 30 minutes after the close of business on the NYSE on that day. If the purchase orders are not received by the Distributor prior to 30 minutes after the close of business on the NYSE, such orders shall be deemed received on the next business day. Any order may be rejected by the Distributor or the Fund. The Fund or the Distributor may suspend the continuous offering of the Fund's shares to the general public at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Neither the Distributor nor the dealers are permitted to withhold placing orders to benefit themselves by a price change. The Distributor is required to advise the Fund promptly of all purchase orders and cause payments for shares of Common Stock to be delivered promptly to the Fund. Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a purchase of shares by such customers. Purchases made directly through the Distributor are not subject to the processing fee.



     The Distributor compensates Merrill Lynch and other selected dealers at a rate of 3.0% of amounts purchased. If the shares remain outstanding after one year from the date of their original purchase, the Distributor will compensate Merrill Lynch and such dealers at an annual rate equal to 0.25% of the value of Fund shares sold by Merrill Lynch and such dealers and remaining outstanding. These amounts do not represent an expense to the Fund and its shareholders since the payments made by the Distributor will be made from its own assets, which may include amounts received by the Distributor as CDSCs. See 'Contingent Deferred Sales Charge.' The compensation paid to selected dealers and the Distributor, including the compensation paid at the time of purchase, the 0.25% annual payments mentioned above and the CDSC, if any, will not in the aggregate exceed the applicable limit (presently 8%), as determined from time to time by the National Association of Securities Dealers, Inc. For the period November 3, 1995 (commencement of operations) to October 31, 1996 the Distributor paid approximately $1,059,723 to Merrill Lynch in connection with the sale of shares of Common Stock of the Fund. For the fiscal year ended October 31, 1997, the Distributor paid approximately $1,510,306 to Merrill Lynch in connection with such sales.


     Upon the transfer of shares out of a Merrill Lynch brokerage account, an investment account in the transferring shareholder's name will be opened automatically, without charge, at the Fund's transfer agent, dividend disbursing agent and shareholder servicing agent. Shareholders should be aware that it will not be possible to transfer their shares from Merrill Lynch to another brokerage firm or financial institution. Shareholders interested in transferring their brokerage accounts from Merrill Lynch and who do not wish to have an account maintained for such shares at the Transfer Agent must tender the shares for repurchase by the Fund as described under 'Tender Offers' so that the cash proceeds can be transferred to the account at the new firm.

                                 TENDER OFFERS


     In recognition of the possibility that a secondary market for the Fund's shares will not exist, the Fund may take actions that will provide liquidity to shareholders. The Fund may from time to time make offers to purchase its shares of Common Stock from all beneficial holders of the Fund's Common Stock at a price per share equal to the net asset value per share of the Common Stock determined at the close of business on the day an offer terminates ('Tender Offer'). Commencing with the second quarter of the Fund's operations, the Board of Directors has considered the making of Tender Offers on a quarterly basis, and the Board of Directors intends to continue this practice. There can be no assurance, however, that the Board of Directors will decide to undertake the making of a Tender Offer. Subject to the Fund's investment restriction with respect to borrowings, the Fund may borrow money to finance the repurchase of shares pursuant to any Tender Offers. See 'Investment Objective and Policies--Other Investment Policies--Borrowings' and 'Investment Restrictions.'



     The Fund expects that ordinarily there will be no secondary market for the Fund's Common Stock and that periodic tenders will be the only source of liquidity for Fund shareholders. Nevertheless, if a secondary market develops for the Common Stock of the Fund, the market price of the shares may vary from net asset value from time to time. Such variance may be affected by, among other factors, relative demand and supply of shares and the performance of the Fund, especially as it affects the yield on and net asset value of the Common Stock of the Fund. A Tender Offer for shares of Common Stock of the Fund at net asset value is expected to reduce any spread between net asset value and market price that may otherwise develop. However, there can be no assurance that such action would result in the Fund's Common Stock trading at a price that equals or approximates net asset value.


     Although the Board of Directors believes that the Tender Offers generally would be beneficial to the Fund's holders of Common Stock, the acquisition of shares of Common Stock by the Fund will decrease the total assets of the Fund and therefore have the likely effect of increasing the Fund's expense ratio (assuming such acquisition is not offset by the issuance of additional shares of Common Stock). Furthermore, if the Fund borrows to finance the making of Tender Offers, interest on such borrowing will reduce the Fund's net investment income.


     It is the Board's announced policy, which may be changed by the Board, not to purchase shares pursuant to a Tender Offer if (1) such purchases would impair the Fund's status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Fund); (2) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase Common Stock tendered pursuant to the Tender Offer; or (3) there is, in the Board's judgment, any (a) legal action or proceeding instituted or threatened challenging the Tender Offer or otherwise materially adversely affecting the Fund, (b) declaration of banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, that is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (e) other event or condition that would have a material adverse effect on the Fund or its shareholders if shares of Common Stock tendered pursuant to the Tender Offer were purchased. Thus, there can be no assurance that the Board will proceed with any Tender Offer. The Board of Directors may modify these conditions in light of circumstances existing at the time. If the Board of Directors determines to purchase the Fund's shares of Common Stock pursuant to a Tender Offer, such purchases could significantly reduce the asset coverage of any borrowing or outstanding senior securities, including any preferred stock. The Fund may not purchase shares of Common Stock to the extent such purchases would result in the asset coverage with respect to such borrowing or senior securities, including any preferred stock, being reduced below the asset coverage requirement set forth in the 1940 Act or, with respect to preferred stock, the asset coverage requirements of any nationally recognized statistical rating organization rating the preferred stock. Accordingly, in order to purchase all shares of Common Stock tendered, the Fund may have to repay all or part of any then outstanding borrowing or redeem all or part of any then outstanding senior securities, including any preferred stock, to maintain the required asset coverage. See 'Risks and Special Considerations of Leverage--Portfolio Management and Other Considerations.' In addition, the amount of shares of Common Stock for which the Fund makes any particular Tender Offer may be limited for the reasons set forth above or in respect of other concerns related to liquidity of the Fund's portfolio.



     The Fund has been granted an exemption from the Commission relating to Tender Offers that is based on representations by the Fund that no secondary market for shares of the Fund's Common Stock is expected to develop. The exemption is conditioned on the absence of a secondary market, and neither the Fund nor Merrill Lynch nor any other broker-dealer is allowed to conduct any offers or sales of the Fund's Common Stock in the continuous offering during the last five business days of any Tender Offer. In the event that circumstances arise under which the Fund does not conduct the Tender Offers regularly, the Board of Directors would consider alternate means of providing liquidity for holders of Common Stock. Such action would include an evaluation of any secondary market that then existed and a determination of whether such market provided liquidity for holders of Common Stock. If the Board of Directors determines that such market, if any, fails to provide liquidity for the holders of Common Stock, the Board expects that it will consider all then available alternatives to provide such liquidity. Among the alternatives that the Board of Directors may consider is the listing of the Fund's Common Stock on a major domestic stock exchange or on the Nasdaq National Market System in order to provide such liquidity. The Board of Directors also may consider causing the Fund to repurchase its shares from time to time in open-market or private transactions when it can do so on terms that represent a favorable investment opportunity. In any event, the Board of Directors expects it will cause the Fund to take whatever action it deems necessary or appropriate to provide liquidity for the holders of Common Stock in light of the facts and circumstances existing at such time.



     To consummate a Tender Offer in order to repurchase its shares of Common Stock, the Fund may be required to liquidate portfolio securities, and realize gains or losses, at a time when the Investment Adviser would otherwise consider it disadvantageous to do so.



     Each Tender Offer will be made and shareholders notified in accordance with the requirements of the Securities Exchange Act of 1934 and the 1940 Act, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder. The repurchase of tendered shares by the Fund is a taxable event. See 'Taxes--Offers to Purchase Shares.' The Fund will pay all costs and expenses associated with the making of any Tender Offer. A CDSC will be imposed on most shares accepted for tender that have been held for less than three years. See 'Contingent Deferred Sales Charge.' In addition, Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a repurchase of shares from such customers pursuant to a Tender Offer. Tenders made directly through the Distributor, are not subject to the processing fee.



     Shareholders of the Fund have an investment option consisting of the right to reinvest the net proceeds from a sale of shares of the Fund's Common Stock (the 'Original Shares') pursuant to a tender offer by the Fund in Class D initial sales charge shares of certain Merrill Lynch-sponsored open-end investment companies ('Eligible Class D Shares') at their net asset value, without the imposition of the initial sales charge, if the conditions set forth below are satisfied. First, net proceeds from the sale of the Original Shares in the tender offer must be immediately reinvested in Eligible Class D Shares. Second, the investment option is available only with respect to the proceeds of shares of the Fund's Common Stock as to which no CDSC is applicable. Shareholders who already own Class A shares of the investment company in the account in which they are purchasing shares of such investment company may purchase Class A shares rather than Class D shares so long as all of the other requirements of this paragraph are met. Class D shares are subject to an ongoing account maintenance fee at an annual rate of up to 0.25% of the average daily net asset value of the applicable investment company. Before taking advantage of this investment option, shareholders of the Fund should obtain a currently effective prospectus of the mutual fund that they intend to purchase. To exercise this investment option, shareholders should consult their Merrill Lynch Financial Consultant. Shareholders who utilize this investment option will be treated as if they first received cash for their tendered shares and then used the proceeds to purchase the other shares and consequently will realize a taxable gain or loss in the same manner as if they received cash for their tendered shares. See 'Taxes--Offer to Purchase Shares.'

                        CONTINGENT DEFERRED SALES CHARGE


     A CDSC to recover distribution expenses incurred by the Distributor will be charged against the shareholder's investment account and paid to the Distributor in connection with most shares of Common Stock held for less than three years that are accepted by the Fund for repurchase pursuant to a Tender Offer in the manner described below. The CDSC will be imposed on those shares of Common Stock accepted for tender based on an amount equal to the lesser of the then current net asset value of the shares of Common Stock or the cost of the shares of Common Stock being tendered. Accordingly, the CDSC is not imposed on increases in the net asset value above the initial purchase price. In addition, the CDSC is not imposed on shares derived from reinvestments of dividends or capital gains distributions. In determining whether a CDSC is payable, it is assumed that the acceptance of an offer to repurchase pursuant to a Tender Offer would be made from the earliest purchase of shares of Common Stock. The CDSC imposed will vary depending on the length of time the Common Stock has been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:


                                                         CONTINGENT DEFERRED
YEAR OF REPURCHASE AFTER PURCHASE                           SALES CHARGE
------------------------------------------------------   -------------------
First.................................................           3.0%
Second................................................           2.0%
Third.................................................           1.0%
Fourth and following..................................             0%


     In determining whether a CDSC is applicable to a tender of shares of Common Stock, the calculation will be determined in the manner that results in the lowest possible amount being charged. Therefore, it will be assumed that the tender is first of shares of Common Stock held for over three years and shares of Common Stock acquired pursuant to reinvestment of dividends or distributions and then of shares of Common Stock held longest during the three-year period. The CDSC will not be applied to dollar amounts representing an increase in the net asset value since the time of purchase. The CDSC will be waived on Fund shares tendered following the death of all beneficial owners of such shares, provided the shares are tendered within one year of death (a death certificate and other applicable documents may be required). At the time of acceptance of the tender offer, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the CDSC should be waived. Upon confirmation of the owner's entitlement, the waiver will be granted; otherwise, the waiver will be lost.


EXAMPLE:

     Assume an investor purchased 1,000 shares of Common Stock (at a cost of $10,000) and in the second year after purchase, the net asset value per share is $12.00 and, during such time, the investor has acquired 100 additional shares of Common Stock upon dividend reinvestment. If at such time the investor makes his or her first redemption of 500 shares of Common Stock (proceeds of $6,000), 100 shares will not be subject to the CDSC because of dividend reinvestment. With respect to the remaining 400 shares of Common Stock, the CDSC is applied only to the original cost of $10 per share and not to the increase in net asset value of $2.00 per share. Therefore, $4,000 of the $6,000 redemption proceeds will be charged at a rate of 2.0% (the applicable rate in the second year after purchase).


     For the period November 3, 1995 (commencement of operations) to October 31, 1996, the amount paid to the Distributor in CDSCs aggregated $38,710. For the fiscal year ended October 31, 1997, such amount paid to the Distributor aggregated $85,662.

                             DIRECTORS AND OFFICERS


     Information about the Directors, executive officers and the portfolio manager of the Fund, including their ages and their principal occupations for at least the last five years is set forth below. Unless otherwise noted, the address of each Director, executive officer and the portfolio manager is P.O. Box 9011, Princeton, New Jersey 08543-9011.



     ARTHUR ZEIKEL(65)--President and Director(1)(2)--Chairman of the Investment Adviser (which term, as used herein, includes its corporate predecessors) and MLAM (which term, as used herein, includes its corporate predecessors) since 1997; President of the Investment Adviser from 1977 to 1997; President of MLAM from 1977 to 1997; President and Director of Princeton Services, Inc. ('Princeton Services') from 1993 to 1997; Executive Vice President of ML & Co. since 1990.



     RONALD W. FORBES (57)--Director(2)--1400 Washington Avenue, Albany, New York 12222. Professor of Finance, School of Business, State University of New York at Albany, since 1989.



     CYNTHIA A. MONTGOMERY (45)--Director(2)--Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163. Professor, Harvard Business School since 1989; Associate Professor, J.L. Kellogg Graduate School of Management, Northwestern University from 1985 to 1989; Assistant Professor, Graduate School of Business Administration, The University of Michigan from 1979 to 1985; Director, UNUM Corporation since 1990 and Director of Newell Co. since 1995.




     CHARLES C. REILLY (66)--Director(2)--9 Hampton Harbor Road, Hampton Bays, New York 11946. Self-employed financial consultant since 1990; President and Chief Investment Officer of Verus Capital, Inc. from 1979 to 1990; Senior Vice President of Arnhold and S. Bleichroeder, Inc. from 1973 to 1990; Adjunct Professor, Columbia University Graduate School of Business from 1990 to 1991; Adjunct Professor, Wharton School, The University of Pennsylvania from 1989 to 1990; Partner, Small Cities Cable Television since 1986.



     KEVIN A. RYAN (65)--Director(2)--127 Commonwealth Avenue, Chestnut Hill, Massachusetts 02167. Founder and current Director of The Boston University Center for the Advancement of Ethics and Character; Professor of Education at Boston University since 1982; formerly taught on the faculties of The University of Chicago, Stanford University and Ohio State University.



     RICHARD R. WEST (59)--Director(2)--Box 604, Genoa, Nevada 89411. Professor of Finance since 1984, and Dean from 1984 to 1993, and currently Dean Emeritus of New York University, Leonard N. Stern School of Business Administration; Director of Bowne & Co., Inc. (financial printers), Vornado, Inc. (real estate holding company) and Alexander's Inc. (real estate company) .



     TERRY K. GLENN (57)--Executive Vice President(1)(2)--Executive Vice President of the Investment Adviser and MLAM since 1983; Executive Vice President and Director of Princeton Services since 1993; President of the MLFD since 1986 and Director thereof since 1991; President of Princeton Administrators, L.P., since 1988.



     VINCENT R. GIORDANO (53)--Senior Vice President(1)(2)--Senior Vice President of the Investment Adviser and MLAM since 1984; Senior Vice President of Princeton Services since 1993; Vice President of MLAM from 1980 to 1984.



     DONALD C. BURKE (37)--Vice President(1)(2)--First Vice President of MLAM since 1997; Vice President of MLAM from 1990 to 1997 and Director of Taxation of MLAM since 1990.



     KENNETH A. JACOB (46)--Vice President(1)(2)--First Vice President of MLAM since 1997; Vice President of MLAM from 1984 to 1997.

     JOHN M. LOFFREDO, CFA (34)--Vice President and Portfolio
Manager(1)(2)--First Vice President of MLAM since 1997; Vice President of MLAM from 1991 to 1997.



     ROBERT A. DIMELLA, CFA (31)--Vice President and Portfolio
Manager(1)(2)--Vice President of MLAM since 1997; Assistant Vice President of MLAM from 1995 to 1997; employee of MLAM since 1993; Assistant Portfolio Manager with Prudential Investment Advisors from 1992 to 1993; Research Associate with Prudential Investment Corporation from 1989 to 1992.



     GERALD M. RICHARD (48)--Treasurer(1)(2)--Senior Vice President and Treasurer of the Investment Adviser and MLAM since 1984; Senior Vice President and Treasurer of Princeton Services since 1993; Vice President of the Distributor since 1981 and Treasurer since 1984.



     PATRICK D. SWEENEY (43)--Secretary(1)(2)--First Vice President of MLAM since 1997; Vice President of MLAM from 1990 to 1997.


------------------
(1) Interested person, as defined in the 1940 Act, of the Fund.

(2) Such Director or officer is a director, trustee, officer or member of the advisory board of one or more investment companies for which the Investment Adviser or MLAM acts as investment adviser.



     At November 30, 1997, the officers and Directors of the Fund as a group (14 persons) owned an aggregate of less than 1% of the outstanding shares of the Common Stock and the Series A AMPS, respectively, and less than 1% of the outstanding shares of Common Stock of ML & Co.


     In connection with the election of the Fund's Directors, holders of shares of Series A AMPS and other preferred stock, voting as a separate class, are entitled to elect two of the Fund's Directors, and the remaining Directors will be elected by all holders of capital stock, voting as a single class. Messrs. Forbes and Reilly have been designated as the Directors to be elected by holders of the preferred stock. See 'Description of Capital Stock.'

COMPENSATION OF DIRECTORS


     Pursuant to the terms of its investment advisory agreement with the Fund (the 'Investment Advisory Agreement'), the Investment Adviser pays all compensation of officers and employees of the Fund as well as the fees of all

Directors of the Fund who are affiliated persons of ML&Co. or its subsidiaries. The Fund pays each Director not affiliated with the Investment Adviser (each a 'non-affiliated Director') an annual fee of $3,000 per year plus $400 per meeting attended and pays all Director's actual out-of-pocket expenses relating to attendance at meetings. The Fund also pays members of its Audit and Nominating Committee (the 'Committee'), which consists of all of the non-affiliated Directors an annual fee of $900. The Chairman of the Committee receives an additional annual fee of $1,000. For the fiscal year ended October 31, 1997, fees and expenses paid to the non-affiliated Directors that were allocated to the Fund aggregated $24,576.



     The following table sets forth the compensation paid by the Fund to the non-affiliated Directors for the fiscal year ended October 31, 1997, and the aggregate compensation paid by all investment companies advised by the

Investment Adviser and its affiliate, MLAM ('FAM/MLAM Advised Funds'), to the non-affiliated Directors for the calendar year ended December 31, 1996.



                                                                                                      AGGREGATE
                                                                                                     COMPENSATION
                                                                                                    FROM FUND AND
                                                                        PENSION OR RETIREMENT      MLAM/FAM ADVISED
                                                       COMPENSATION    BENEFITS ACCRUED AS PART     FUNDS PAID TO
                  NAME OF DIRECTOR                      FROM FUND          OF FUND EXPENSE           DIRECTORS(1)
----------------------------------------------------   ------------    ------------------------    ----------------
Ronald W. Forbes....................................      $4,600                 None                  $142,500
Cynthia A. Montgomery...............................      $4,600                 None                  $142,500
Charles C. Reilly...................................      $5,600                 None                  $293,833
Kevin A. Ryan.......................................      $4,600                 None                  $142,500
Richard R. West.....................................      $4,600                 None                  $269,833


------------------

(1) The Directors serve on the boards of FAM/MLAM Advised Funds as follows: Mr. Forbes (29 registered investment companies consisting of 42 portfolios); Ms. Montgomery (29 registered investment companies consisting of 42 portfolios); Mr. Reilly (47 registered investment companies consisting of 60 portfolios); Mr. Ryan (29 registered investment companies consisting of 42 portfolios); and Mr. West (48 registered investment companies consisting of 70 portfolios).


              INVESTMENT ADVISORY AND ADMINISTRATIVE ARRANGEMENTS


     The Investment Adviser, an affiliate of MLAM, which is owned and controlled by ML & Co., a financial services holding company and the parent of Merrill Lynch, provides the Fund with investment advisory and administrative services. The Investment Adviser or MLAM acts as the investment adviser for over 140 other registered investment companies. The Investment Adviser also offers portfolio management and portfolio analysis services to individuals and institutions. As of November 30, 1997, the Investment Adviser and MLAM had a total of approximately $273.9 billion in investment company and other assets under management (including $34.1 billion in municipal securities), including accounts of certain affiliates of the Investment Adviser. The Investment Adviser is a limited partnership the partners of which are ML & Co. and Princeton Services. The principal business address of the Investment Adviser is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.



     The Investment Advisory Agreement provides that, subject to the supervision of the Board of Directors of the Fund, the Investment Adviser is responsible for the actual management of the Fund's portfolio. The responsibility for making decisions to buy, sell or hold a particular security rests with the Investment Adviser, subject to review by the Board of Directors. The Fund's portfolio managers will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Investment Adviser will also be responsible for the performance of certain management services for the Fund. Robert A. DiMella, CFA, and John M. Loffredo are the portfolio managers for the Fund and are primarily responsible for the Fund's day-to-day management.



     For the services provided by the Investment Adviser under the Investment Advisory Agreement, the Fund pays a monthly fee at an annual rate of 0.50 of 1% of the Fund's average daily net assets (i.e., the average daily value of the total assets of the Fund, including proceeds from the issuance of shares of preferred stock, minus the sum of accrued liabilities of the Fund and accumulated dividends on the shares of preferred stock). For purposes of this calculation, average daily net assets are determined at the end of each month on the basis of the average net assets of the Fund for each day during the month.


     Under the terms of an administration agreement with the Fund (the 'Administration Agreement'), the Investment Adviser also performs or arranges for the performance of the administrative services (i.e., services other than investment advice and related portfolio activities) necessary for the operation of the Fund, including paying all compensation of and furnishing office space for officers and employees of the Fund connected with investment and economic research, trading and investment management of the Fund, as well as the compensation of all Directors of the Fund who are affiliated persons of the Investment Adviser or any of its affiliates.


     For the administrative services rendered to the Fund and the facilities furnished, the Fund pays the Investment Adviser a monthly fee at an annual rate of 0.25 of 1% of the Fund's average daily net assets determined in the same manner as the fee payable by the Fund under the Investment Advisory Agreement. The Investment Adviser may pay a portion of the fee received pursuant to the Administration Agreement to its affiliate, Merrill Lynch, for administrative services rendered in connection with any preferred stock of the Fund. The combined advisory and administration fees are greater than the advisory fees paid by most funds, but are similar in amount to the fees paid by other continuously offered, closed-end funds.


     For the period November 3, 1995 (commencement of operations) to October 31, 1996, and for the fiscal year ended October 31, 1997, the fees paid by the Fund to the Investment Adviser pursuant to the Investment Advisory Agreement were $446,931 and $657,929, respectively, and the fees paid by the Fund pursuant to the Administration Agreement were $223,446 and $328,965, respectively (such fees based on average daily net assets of approximately $89.9 million and $82.9 million, respectively). For the period November 3, 1995 (commencement of operations) to October 31, 1996, and for the fiscal year ended October 31, 1997, the Investment Adviser voluntarily waived $419,740 and $424,822, respectively of the fees paid by the Fund pursuant to the Investment Advisory Agreement and voluntarily reimbursed the Fund additional expenses of $231,006 and $0, respectively.



     The Fund pays all other expenses incurred in the operation of the Fund, including, among other things, expenses for legal and auditing services, taxes, listing fees, if any, costs of printing proxies, stock certificates and shareholder reports, charges of the Custodian and the Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing Agent, expenses of registering the shares under Federal and state securities laws, fees and expenses with respect to the issuance of preferred shares or any borrowing, Commission fees, fees and expenses of non-affiliated Directors, accounting and pricing costs, insurance, interest, brokerage costs, litigation and other extraordinary or non-recurring expenses, mailing and other expenses properly payable by the Fund. Accounting services are provided to the Fund by the Investment Adviser, and the Fund reimburses the Investment Adviser for its costs in connection with such services. For the period November 3, 1995 (commencement of operations) to October 31, 1996, the reimbursement for such services was $60,526. For the fiscal year ended October 31, 1997, such reimbursement aggregated $61,452.




     Unless earlier terminated as described below, the Investment Advisory and Administration Agreements will remain in effect from year to year if approved annually (a) by the Board of Directors of the Fund or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contracts or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days' written notice at the option of either party thereto or by the vote of the shareholders of the Fund.



     Securities held by the Fund may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Investment Adviser or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for one or more clients when one or more clients are selling the same security. If purchases or sales of securities by the Investment Adviser for the Fund or other funds for which it acts as investment adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. To the extent that transactions on behalf of more than one client of the Investment Adviser or its affiliate during the same period may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

CODE OF ETHICS


     The Board of Directors of the Fund has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act that incorporates the Code of Ethics of the Investment Adviser (together, the 'Codes'). The Codes significantly restrict the personal investing activities of all employees of the Investment Adviser and, as described below, impose additional, more onerous, restrictions on fund investment personnel.



     The Codes require that all employees of the Investment Adviser preclear any personal securities investment (with limited exceptions, such as government securities). The preclearance requirement and associated procedures are designed to identify any substantive prohibition or limitation applicable to the proposed investment. The substantive restrictions applicable to all employees of the Investment Adviser include a ban on acquiring any securities in a 'hot' initial public offering and a prohibition from profiting on short-term trading in securities. In addition, no employee may purchase or sell any security that at the time is being purchased or sold (as the case may be), or to the knowledge of the employee is being considered for purchase or sale, by any fund advised by the Investment Adviser. Furthermore, the Codes provide for trading 'blackout periods', which prohibit trading by investment personnel of the Fund within periods of trading by the Fund in the same (or equivalent) security (15 or 30 days depending upon the transaction).


TRANSFER AGENCY SERVICES


     Merrill Lynch Financial Data Services, Inc. (the 'Transfer Agent') acts as the Fund's transfer agent for the Common Stock pursuant to a Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement (the 'Transfer Agency Agreement'). Pursuant to the Transfer Agency Agreement, the Transfer Agent is responsible for the issuance, transfer and tender of shares of Common Stock and the opening and maintenance of shareholder accounts. Pursuant to the Transfer Agency Agreement, the Transfer Agent receives an annual fee of up to $14.00 per shareholder account and is entitled to reimbursement for certain transaction charges and out-of-pocket expenses incurred by the Transfer Agent under the Transfer Agency Agreement. Additionally, a $.20 monthly closed account charge will be assessed on all accounts that close during the calendar year. Application of this fee will commence the month following the month the account is closed. At the end of the calendar year, no further fees will be due. For purposes of the Transfer Agency Agreement, the term 'account' includes a shareholder account maintained directly by the Transfer Agent and any other account representing the beneficial interest of a person in the relevant share class on a recordkeeping system, provided the recordkeeping system is maintained by a subsidiary of ML & Co. For the period November 3, 1995 (commencement of operations) to October 31, 1996 and for the fiscal year ended October 31, 1997, the total fees paid by the Fund to the Transfer Agent were $71,704 and $113,071, respectively, pursuant to the Transfer Agency Agreement.


                             PORTFOLIO TRANSACTIONS


     Subject to policies established by the Board of Directors of the Fund, the Investment Adviser is primarily responsible for the execution of the Fund's portfolio transactions. In executing such transactions, the Investment Adviser seeks to obtain the best results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm involved and the firm's risk in positioning a block of securities. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission or spread available. For the period November 3, 1995 (commencement of operations) to October 31, 1996 and for the fiscal year ended October 31, 1997, the Fund did not pay any brokerage commissions.

     The Fund has no obligation to deal with any broker or dealer in the execution of transactions in portfolio securities. Subject to obtaining the best price and execution, securities firms that provide supplemental investment research to the Investment Adviser, including Merrill Lynch, may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement, and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information.



     The securities in which the Fund will invest are traded in the over-the-counter markets, and the Fund intends to deal directly with the dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. Under the 1940 Act, except as permitted by exemptive order, persons affiliated with the Fund are prohibited from dealing with the Fund as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principals for their own accounts, the Fund will not deal with affiliated persons, including Merrill Lynch and its affiliates, in connection with such transactions except that, pursuant to an exemptive order obtained by the Investment Adviser, the Fund may engage in principal transactions with Merrill Lynch in high quality, short-term, tax-exempt securities. See 'Investment Restrictions.' For the period November 3, 1995 (commencement of operations) to October 31, 1996 and for the fiscal year ended October 31, 1997, the Fund engaged in no transactions pursuant to such order. However, affiliated persons of the Fund may serve as its broker in over-the-counter transactions conducted on an agency basis.



     The Fund may not purchase securities, including Municipal Bonds, during the existence of any underwriting syndicate of which Merrill Lynch is a member or in a private placement in which Merrill Lynch serves as placement agent except pursuant to procedures approved by the Directors of the Fund which either comply with rules adopted by the Commission or with interpretations of the Commission Staff. Rule 10f-3 under the 1940 Act sets forth conditions under which the Fund may purchase municipal bonds from an underwriting syndicate of which Merrill Lynch is a member. The rule sets forth requirements relating to, among other things, the terms of an issue of municipal bonds purchased by the Fund, the amount of municipal bonds that may be purchased in any one issue and the assets of the Fund that may be invested in a particular issue.


     The Fund may also make loans to tax-exempt borrowers in individually negotiated transactions with the borrower. Because an active trading market may not exist for such securities, the prices that the Fund may pay for these securities or receive on their resale may be lower than that for similar securities with a more liquid market.

PORTFOLIO TURNOVER


     Generally, the Fund does not purchase securities for short-term trading profits. However, the Fund may dispose of securities without regard to the time they have been held when such action, for defensive or other reasons, appears advisable to its Investment Adviser. The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded. For the period November 3, 1995 (commencement of operations) to October 31, 1996 and for the fiscal year ended October 31, 1997 the Fund's portfolio turnover rates were 234.41% and 144.34%, respectively. Portfolio turnover rates tend to be high for funds in their first few years of operations. The Fund purchases temporary holdings until more, appropriate, long-term investments are acquired. This strategy continues until the Fund "matures" into a portfolio of core holdings enabling it to meet its investment objectives.

                          DIVIDENDS AND DISTRIBUTIONS


     The Fund intends to distribute substantially all of its net investment income. Dividends from such net investment income are paid monthly. As long as any preferred stock is outstanding, monthly distributions to holders of Common Stock normally will consist of substantially all net investment income remaining after the payment of dividends (and any Additional Distribution) on the Series A AMPS and any other preferred stock. All net realized capital gains, if any, will be distributed at least annually to holders of Common Stock and pro rata to holders of Common Stock and preferred stock. While any shares of preferred stock are outstanding, the Fund may not declare any cash dividend or other distribution on its Common Stock, unless at the time of such declaration (1) all accumulated preferred stock dividends, including any Additional Distribution, have been paid, and (2) the net asset value of the Fund's portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of the liquidation value of the outstanding preferred stock (expected to equal the original purchase price of the outstanding shares of preferred stock plus any accumulated and unpaid dividends thereon and any accumulated but unpaid Additional Distribution). As of the date of this Prospectus, Series A AMPS represent approximately 33% of the Fund's capital and the asset coverage with respect to the Series A AMPS is approximately 307%. If the Fund's ability to make distributions on its Common Stock is limited, such limitation could under certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company, which could have adverse tax consequences for holders of Common Stock. See 'Taxes.'



     All net realized capital gains, if any, will be distributed to the Fund's Shareholders at least annually. See 'Automatic Dividend Reinvestment Plan' for information concerning the manner in which dividends and distributions to holders of Common Stock may be automatically reinvested in shares of Common Stock of the Fund. Dividends and distributions are taxable to shareholders as discussed below whether they are reinvested in shares of the Fund or received in cash.


                                     TAXES

GENERAL


     The Fund intends to continue to qualify for the special tax treatment afforded regulated investment companies ('RICs') under the Code. As long as it so qualifies, in any taxable year in which it distributes at least 90% of its taxable net income and 90% of its tax-exempt net income (see below), the Fund (but not its shareholders) will not be subject to Federal income tax to the extent that it distributes its net investment income and net realized capital gains. The Fund intends to distribute substantially all of such income.


     The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year-end, plus certain undistributed amounts from previous years. The required distributions, however, are based only on the taxable income of a RIC. The excise tax, therefore, generally will not apply to the tax-exempt income of a RIC, such as the Fund, that pays exempt-interest dividends.


     The Fund intends to qualify to pay 'exempt-interest' dividends as defined in Section 852(b)(5) of the Code. Under such section if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of obligations exempt from Federal income tax ('tax-exempt obligations') under Section 103(a) of the Code (relating generally to obligations of a state or local governmental unit), the Fund will be qualified to pay exempt-interest dividends to its shareholders. Exempt-interest dividends are dividends or any part thereof paid by the Fund which are attributable to interest on tax-exempt obligations and designated by the Fund as exempt-interest dividends in a written notice mailed to the Fund's shareholders within 60 days after the close of its taxable year. To the extent that the dividends distributed to the Fund's shareholders are derived from interest income exempt from tax under Code Section 103(a) and are properly designated as exempt-interest dividends, they will be excludable from a shareholder's gross income for Federal income tax purposes. Exempt-interest dividends are included, however, in determining the portion, if any, of a person's social security and railroad retirement benefits subject to Federal income taxes. Interest on indebtedness incurred or continued to purchase or carry Fund shares will not be deductible by the investor for Federal income tax purposes, to the extent attributable to exempt-interest dividends. Shareholders are advised to consult their tax advisers with respect to whether exempt-interest dividends retain the exclusion under Code Section 103(a) if such shareholder would be treated as a 'substantial user' or 'related person' under Code Section 147(a) with respect to property financed with the proceeds of an issue of 'industrial development bonds' or 'private activity bonds,' if any, held by the Fund.



     To the extent that the Fund's distributions are derived from interest on its taxable investments or from an excess of net short-term capital gains over net long-term capital losses ('ordinary income dividends'), such distributions are considered ordinary income for Federal income tax purposes. Distributions, if any, from an excess of net long-term capital gains over net short-term capital losses derived from the sale of securities or from certain transactions in futures or options ('capital gain dividends') are taxable as long-term capital gains for Federal income tax purposes, regardless of the length of time the shareholder has owned Fund shares. Recent legislation creates additional categories of capital gains taxable at different rates. Generally not later than 60 days after the close of its taxable year, the Fund will provide its shareholders with a written notice designating the amounts of any exempt-interest dividends, ordinary income dividends or capital gain dividends, as well as the amount of capital gain dividends in the different categories of capital gain referred to above. Distributions by the Fund, whether from exempt-interest income, ordinary income or capital gains, will not be eligible for the dividends received deduction allowed to corporations under the Code.



     All or a portion of the Fund's gain from the sale or redemption of tax-exempt obligations purchased at a market discount will be treated as ordinary income rather than capital gain. This rule may increase the amount of ordinary income dividends received by shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming the shares are held as a capital asset). Any loss upon the sale or exchange of shares held for six months or less will be disallowed to the extent of any exempt-interest dividends received by the shareholder. In addition, any such loss that is not disallowed under the rule stated above will be treated as long-term capital loss to the extent of any capital gain dividends received by the shareholder. If the Fund pays a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the RIC and received by its shareholders on December 31 of the year in which such dividend was declared.



     The Internal Revenue Service ('IRS') has taken the position in a revenue ruling that if a RIC has two classes of shares, it may designate distributions made to each class in any year as consisting of no more than such class's proportionate share of particular types of income, including exempt-interest income and net long-term capital gains, including the different categories of capital gains discussed above. A class's proportionate share of a particular type of income is determined according to the percentage of total dividends paid by the RIC during such year that was paid to such class. Consequently, the Fund intends to designate distributions made to the Common Stock, the Series A AMPS and any other preferred stock issued by the Fund, as consisting of particular types of income in accordance with the classes' proportionate shares of such income. Thus, the Fund will designate dividends paid as exempt-interest dividends in a manner that allocates such dividends between the holders of Common Stock and Series A AMPS in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law. Capital gain dividends will similarly be allocated between the two classes in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law. When capital gain or other taxable income is allocated to holders of Series A AMPS pursuant to the allocation rules described above, the terms of the Series A AMPS require the Fund to make an additional distribution to or otherwise compensate such holders for the tax liability resulting from such allocation.



     In the opinion of Brown & Wood, LLP, counsel to the Fund, under current law the manner in which the Fund allocates items of tax-exempt income, net capital gains, and other taxable income, if any, between shares of Common Stock and shares of Series A AMPS will be respected for Federal income tax purposes. However, there currently is no direct guidance from the IRS or other sources specifically addressing whether the Fund's method for allocating tax-exempt income, net capital gains, and other taxable income between shares of Common Stock and shares of Series A AMPS will be respected for Federal income tax purposes, and it is possible that the IRS could disagree with counsel's opinion and attempt to reallocate the Fund's net capital gains or other taxable income. A reallocation may cause the Fund to be liable for income tax and excise tax on any reallocated taxable income. Brown & Wood, LLP has advised the Fund that, in its opinion, if the IRS were to challenge in court the Fund's allocations of income and gain, the Fund would be unlikely to prevail. The opinion of Brown & Wood, LLP, however, represents only its best legal judgment and is not binding on the IRS or the courts.



     The Code subjects interest received on certain otherwise tax-exempt securities to an alternative minimum tax. This alternative minimum tax applies to interest received on 'private activity bonds' issued after August 7, 1986. Private activity bonds are bonds that, although tax-exempt, are used for purposes other than those generally performed by governmental units and that benefit non-governmental entities (e.g., bonds used for industrial development or housing purposes). Income received on such bonds is classified as an item of

'tax preference' which could subject investors in such bonds, including shareholders of the Fund, to an alternative minimum tax. The Fund intends to purchase such 'private activity bonds' and will report to shareholders within 60 days after its taxable year-end the portion of its dividends declared during the year which constitutes an item of tax preference for alternative minimum tax purposes. The Code further provides that corporations are subject to an alternative minimum tax based, in part, on certain differences between taxable income as adjusted for other tax preferences and the corporation's 'adjusted current earnings', which more closely reflect a corporation's economic income. Because an exempt-interest dividend paid by the Fund will be included in adjusted current earnings, a corporate shareholder may be required to pay an alternative minimum tax on exempt-interest dividends paid by the Fund.



     The Fund may invest in high yield securities, as described herein. Furthermore, the Fund may also invest in instruments the return on which includes nontraditional features such as indexed principal or interest payments ('nontraditional instruments'). These instruments may be subject to special tax rules under which the Fund may be required to accrue and distribute income before amounts due under the obligations are paid. In addition, it is possible that all or a portion of the interest payments on such high yield securities and/or nontraditional instruments could be recharacterized as taxable ordinary income.



     If at any time when Series A AMPS or other shares of preferred stock are outstanding the Fund does not meet the asset coverage requirements of the 1940 Act, the Fund will be required to suspend distributions to holders of Common Stock until the asset coverage is restored. See 'Dividends and Distributions.' This may prevent the Fund from distributing at least 90% of its net investment income and may, therefore, jeopardize the

Fund's qualification for taxation as a RIC. Upon any failure to meet the asset coverage requirements of the 1940 Act, the Fund, in its sole discretion, may, and under certain circumstances will be required to, redeem shares of preferred stock in order to maintain or restore the requisite asset coverage and avoid the adverse consequences to the Fund and its shareholders of failing to qualify as a RIC. There can be no assurance, however, that any such action would achieve such objectives.



     As noted above, the Fund must distribute annually at least 90% of its net taxable and tax-exempt interest income. A distribution will only be counted for this purpose if it qualifies for the dividends paid deduction under the Code. Some types of preferred stock that the Fund currently contemplates issuing in addition to the Series A AMPS may raise an issue as to whether distributions on such preferred stock are 'preferential' under the Code and therefore not eligible for the dividends paid deduction. The Fund intends to issue preferred stock that counsel advises will not result in the payment of a preferential dividend and may seek a private letter ruling from the Internal Revenue Service to that effect. If the Fund ultimately relies solely on a legal opinion when it issues such preferred stock, there is no assurance that the Internal Revenue Service would agree that dividends on the preferred stock are not preferential. If the Internal Revenue Service successfully disallowed the dividends paid deduction for dividends on the preferred stock, the Fund could be disqualified as a RIC. In this case, dividends paid by the Fund would not be exempt from Federal income taxes. Additionally, the Fund would be subject to the alternative minimum tax.


     The value of common shares acquired pursuant to the Fund's dividend reinvestment plan will generally be excluded from gross income to the extent that the cash amount reinvested would be excluded from gross income. If, when the Fund's shares are trading at a premium over net asset value, the Fund issues shares pursuant to the dividend reinvestment plan which have a greater fair market value than the amount of cash reinvested, it is possible that all or a portion of such discount (which may not exceed 5% of the fair market value of the Fund's shares) could be viewed as a taxable distribution. If the discount is viewed as a taxable distribution, it is also possible that the taxable character of this discount would be allocable to all the shareholders, including shareholders who do not participate in the dividend reinvestment plan. Thus, shareholders who do not participate in the dividend reinvestment plan might be required to report as ordinary income a portion of their distributions equal to their allocable share of the discount.

     Ordinary income dividends paid to shareholders who are nonresident aliens or foreign entities will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident shareholders are urged to consult their own tax advisers concerning the applicability of the United States withholding tax.

     Under certain Code provisions, some taxpayers may be subject to a 31% withholding tax on certain ordinary income dividends and on capital gain dividends and redemption payments ('backup withholding'). Generally, shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund's knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.


     The Code provides that every person required to file a tax return must include for information purposes on such return the amount of exempt-interest dividends received from all sources (including the Fund) during the taxable year.

TAX TREATMENT OF OPTIONS AND FUTURES TRANSACTIONS



     The Fund may purchase or sell municipal bond index futures contracts and interest rate futures contracts on U.S. Government securities ('financial futures contracts'). The Fund may also purchase and write call and put options on such financial futures contracts. In general, unless an election is available to the Fund or an exception applies, such options and financial futures contracts that are 'Section 1256 contracts' will be 'marked to market' for Federal income tax purposes at the end of each taxable year, i.e., each such option or financial futures contract will be treated as sold for its fair market value on the last day of the taxable year, and any gain or loss attributable to
Section 1256 contracts will be 60% long-term and 40% short-term capital gain or loss. Application of the mark-to-market rules to Section 1256 contracts held by the Fund may alter the timing and character of distributions to shareholders. The mark-to-market rules outlined above, however, will not apply to certain transactions entered into by the Fund solely to reduce the risk of changes in price or interest rates with respect to its investments.


     Code Section 1092, which applies to certain 'straddles,' may affect the taxation of the Fund's sales of securities and transactions in financial futures contracts and related options. Under Section 1092, the Fund may be required to postpone recognition for tax purposes of losses incurred in certain sales of securities and certain closing transactions in financial futures contracts or the related options.


OFFERS TO PURCHASE SHARES



     Under current law, a holder of Common Stock, who, pursuant to any Tender Offer, tenders all shares of Common Stock owned by such shareholder and who, after such Tender Offer, is not considered to own any shares under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder's basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are held as capital assets, and the applicable category of capital gain and related tax rate will depend on the shareholder's holding period for the shares. Different tax consequences may apply to tendering and non-tendering holders of Common Stock in connection with a Tender Offer, and these consequences will be disclosed in the related offering documents. For example, if a tendering holder of Common Stock tenders less than all shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a sale or exchange, the proceeds received will be treated as a taxable dividend, or, if the Fund has insufficient earnings and profits, a return of capital or capital gain, depending on the shareholder's basis in the tendered shares. Also, there is a remote risk that non-tendering holders of Common Stock may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part. Holders of Common Stock may wish to consult their tax advisers prior to tendering. Likewise, if holders of Common Stock whose shares are acquired by the Fund in the open market sell less than all shares owned by or attributed to them, a risk exists that these shareholders will be subject to taxable dividend treatment, and a remote risk exists that the remaining shareholders may be considered to have received a deemed distribution.


STATE AND LOCAL TAXES

     The exemption from Federal income tax for exempt-interest dividends does not necessarily result in an exemption for such dividends under the income or other tax laws of any state or local taxing authority. Shareholders are advised to consult their own tax advisers concerning state and local tax matters.

                            ------------------------


     The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial or administrative action either prospectively or retroactively.



     Shareholders are urged to consult their tax advisers regarding the availability of any exemptions from state or local taxes and with specific questions as to Federal, foreign, state, or local taxes.


                      AUTOMATIC DIVIDEND REINVESTMENT PLAN


     All dividends and capital gains distributions on the Common Stock of the Fund are reinvested automatically in full and fractional shares of Common Stock of the Fund at the net asset value per share next determined on the payable date of such dividend or distribution. A shareholder may at any time, by written notification to Merrill Lynch if the shareholder's account is maintained with Merrill Lynch or by written notification or by telephone (1-800-MER-FUND) to the Transfer Agent, if the shareholder's account is maintained with the Transfer Agent, elect to have subsequent dividends or both dividends and capital gains distributions paid in cash, rather than reinvested, in which event payment will be mailed on or about the payment date. The Fund is not responsible for any failure of delivery to the shareholder's address of record and no interest will accrue on amounts represented by uncashed distribution or redemption checks. Cash payments can also be directly deposited to the shareholder's bank account. No CDSC will be imposed on redemptions of shares issued as a result of the automatic reinvestment of dividends or capital gains distributions.


     The automatic reinvestment of dividends will not relieve participants of any Federal income tax that may be payable (or required to be withheld) on such dividends or distributions. See 'Taxes.'

                                NET ASSET VALUE


     The net asset value per share of Common Stock is determined once daily as of 15 minutes after the close of business on the NYSE (generally, 4:00 p.m., New York time), on each business day during which the NYSE is open for trading. The NYSE is not open on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. For purposes of determining the net asset value of a share of Common Stock, the value of the securities held by the Fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses) and the aggregate liquidation value of the outstanding shares of preferred stock is divided by the total number of shares of Common Stock outstanding at such time. Expenses, including the fees payable to the Investment Adviser, are accrued daily.



     The Municipal Bonds in which the Fund invests are traded primarily in the over-the-counter markets. In determining net asset value, the Fund utilizes the valuations of portfolio securities furnished by a pricing service approved by the Board of Directors. The pricing service typically values portfolio securities at the bid price or the yield equivalent when quotations are readily available. Municipal Bonds for which quotations are not readily available are valued at fair market value on a consistent basis as determined by the pricing service using a matrix system to determine valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Fund under the general supervision of the Board of Directors. The Board of Directors has determined in good faith that the use of a pricing service is a fair method of determining the valuation of portfolio securities. Obligations with remaining maturities of 60 days or less are valued at amortized cost, unless this method no longer produces fair valuations. Positions in futures contracts are valued at closing prices for such contracts established by the exchange on which they are traded, or if market quotations are not readily available, are valued at fair value on a consistent basis using methods determined in good faith by the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK



     The Fund is authorized to issue 200,000,000 shares of capital stock, par value $.10 per share, all of which shares were initially classified as Common Stock. The Board of Directors is authorized, however, to classify or reclassify any unissued shares of capital stock by setting or changing in any one or more respects the designation and number of shares of any such class or series, and the nature, rates, amounts and times at which and the conditions under which dividends shall be payable on and the voting, conversion, redemption and liquidation rights of such class or series and any other preferences, rights, restrictions, and qualifications applicable thereto. In this regard, the Board of Directors reclassified 40,000 shares of unissued Common Stock as Auction Market Preferred Stock, par value $0.10 per share, liquidation preference $25,000 per share ('AMPS').



     The following table shows the amount of (i) capital stock authorized, (ii) capital stock held by the Fund for its own account and (iii) capital stock outstanding for each class of authorized securities of the Fund as of October 31, 1997.



                                                                                                  AMOUNT OUTSTANDING
                                                                                                AS OF OCTOBER 31, 1997
                                                                             AMOUNT HELD      (EXCLUSIVE OF AMOUNT HELD
                                                                AMOUNT      BY FUND FOR ITS         BY FUND FOR ITS
TITLE OF CLASS                                                AUTHORIZED     OWN ACCOUNT              OWN ACCOUNT)
-----------------------------------------------------------   -----------    -----------      --------------------------
Common Stock...............................................   199,960,000         0                   9,333,017
Auction Market Preferred Stock.............................        40,000         0                       1,920


COMMON STOCK

     Shares of Common Stock, when issued and outstanding, will be fully paid and non-assessable. Holders of Common Stock are entitled to share pro rata in the net assets of the Fund available for distribution to holders of Common Stock upon liquidation of the Fund. Holders of Common Stock are entitled to one vote for each share held.

     So long as any shares of the Fund's preferred stock are outstanding, holders of Common Stock will not be entitled to receive any net income of or other distributions from the Fund unless all accumulated dividends on preferred stock have been paid and unless asset coverage (as defined in the 1940 Act) with respect to preferred stock would be at least 200% after giving effect to such distributions. See 'Preferred Stock' below.

     The Fund will send unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders.

PREFERRED STOCK

     The Fund's shares of preferred stock may be issued in one or more series, with rights as determined by the Board of Directors, by action of the Board of Directors without the approval of the holders of Common Stock. Under the Funds's Articles Supplementary specifying the powers, preferences and rights of the AMPS, the Fund is authorized to issue an aggregate of 40,000 shares of AMPS, designated respectively: 8,000 shares of Series A AMPS, 8,000 shares of Series B AMPS, 8,000 shares of Series C AMPS, 8,000 shares of Series D AMPS and 8,000 shares of Series E AMPS. The Series A AMPS are the only series currently offered and to be issued and outstanding. Under the 1940 Act, the Fund is permitted to have outstanding more than one series of preferred stock so long as no single series has a priority over another series as to the distributions of assets of the Fund or the payment of dividends. Holders of Common Stock have no preemptive right to purchase any shares of preferred stock that might be issued. It is anticipated that the net asset value per share of the preferred stock will equal its original purchase price per share plus accumulated dividends per share.


     The Fund has issued 1,920 shares of Series A AMPS and may offer additional shares of AMPS and other preferred stock (representing up to approximately 35% of the Fund's capital), subject to market conditions and to the Board's continuing to believe that leveraging the Fund's capital structure through the issuance of preferred stock is likely to achieve the benefits to the holders of Common Stock described in the Prospectus. The terms of such preferred stock, including its dividend rate, voting rights, liquidation preference and redemption provisions will be determined by the Board of Directors (subject to applicable law and the Fund's Articles of Incorporation). The redetermination of the dividend rate will be made at relatively short intervals (generally seven or 28 days), or a medium-term dividend rate, in which case periodic redetermination of the dividend rate will be made at intervals of up to five years. In either case, such redetermination of the dividend rate will be made through an auction or remarketing procedure. Additionally, under certain circumstances, when the Fund is required to allocate taxable income to holders of the preferred stock, it is anticipated that the terms of the preferred stock will require the Fund to make an Additional Distribution (as defined in 'Risks and Special Considerations of Leverage--Effects of Leverage') to such holders. The Board also has indicated that it is likely that the liquidation preference, voting rights and redemption provisions of the preferred stock will be as stated below. The Fund's Articles of Incorporation, as amended, together with any Articles Supplementary, are referred to below as the 'Charter.'


     Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of shares of preferred stock will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus an amount equal to accumulated and unpaid dividends whether or not earned or declared and any accumulated and unpaid Additional Distribution) before any distribution of assets is made to holders of Common Stock. After payment of the full amount of the liquidating distribution to which they are entitled, the preferred stockholders will not be entitled to any further participation in any distribution of assets by the Fund. A consolidation or merger of the Fund with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Fund will not be deemed to be a liquidation, dissolution or winding up of the Fund.

     Voting Rights. Except as otherwise indicated in this Prospectus and except as otherwise required by applicable law, holders of shares of preferred stock will have equal voting rights with holders of shares of Common Stock (one vote per share) and will vote together with holders of Common Stock as a single class.

     In connection with the election of the Fund's directors, holders of shares of Series A AMPS and other preferred stock, voting as a separate class, are entitled to elect two of the Fund's directors, and the remaining directors will be elected by all holders of capital stock, voting as a single class. So long as any preferred stock is outstanding, the Fund will have not less than five directors. If at any time dividends on shares of the Fund's preferred stock shall be unpaid in an amount equal to two full years' dividends thereon, the holders of all outstanding shares of preferred stock, voting as a separate class, will be entitled to elect a majority of the Fund's directors until all dividends in default have been paid or declared and set apart for payment.

     The affirmative vote of the holders of a majority of the outstanding shares of the preferred stock, voting as a separate class, will be required to (i) authorize, create or issue (other than the preferred stock authorized by the Articles Supplementary creating such preferred stock), or increase the authorized or issued aggregate stated capital amount of (other than the preferred stock authorized by the Articles Supplementary creating such preferred stock), any class or series of stock ranking prior to or on a parity with any series of preferred stock with respect to payment of dividends or the distribution of assets on liquidation, or increase the authorized amount of preferred stock or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, consolidation or otherwise, so as to adversely affect any of the contract rights expressly set forth in the Charter of holders of preferred stock.


     Redemption Provisions. Shares of preferred stock generally will be redeemable at the option of the Fund at a price equal to their liquidation preference plus accumulated but unpaid dividends to the date of redemption plus, under certain circumstances, a redemption premium. Shares of preferred stock will also be subject to mandatory redemption at a price equal to their liquidation preference plus accumulated but unpaid dividends to the date of redemption upon the occurrence of certain specified events, such as the failure of the Fund to maintain asset coverage requirements for the preferred stock specified by the rating agencies that issue ratings on the preferred stock. The Charter prohibits the sale or transfer of preferred stock to any affiliate of the Fund or the Investment Adviser, except for an affiliate that may be acting as a broker-dealer in connection with the preferred stock.


CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION


     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director may be removed from office with or without cause by vote of the holders of at least 66 2/3% of the shares of capital stock entitled to be voted on the matter. A director elected by all of the holders of capital stock may be removed only by action of such holders, and a director elected by the holders of preferred stock may be removed only by action of such holders.


     In addition, the Articles of Incorporation require the favorable vote of the holders of at least 66 2/3% of the Fund's shares of capital stock, then entitled to be voted, voting as a single class, to approve, adopt or authorize the following:


          (i) a merger or consolidation or statutory share exchange of the Fund with other corporations,



          (ii) a sale of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities), or


          (iii) a liquidation or dissolution of the Fund,


unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the by-laws, in which case the affirmative vote of a majority of the Fund's shares of capital stock is required. The approval, adoption or authorization of the foregoing would also require the favorable vote of at least a majority of the Fund's shares of preferred stock then entitled to be voted, voting as a separate class.


     In addition, conversion of the Fund to an open-end investment company would require an amendment to the Fund's Articles of Incorporation. The amendment would have to be declared advisable by the Board of Directors prior to its submission to shareholders. Such an amendment would require the favorable vote of the holders of at least 66 2/3% of the Fund's outstanding shares of capital stock (including the preferred stock) entitled to be voted on the matter, voting as a single class (or a majority of such shares if the amendment was previously approved, adopted or authorized by at least two-thirds of the total number of Directors fixed in accordance with the by-laws), and, while shares of preferred stock are outstanding, the affirmative vote of at least a majority of outstanding shares of preferred stock of the Fund, voting as a separate class. Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. Shareholders of an open-end investment company may require the company to redeem their shares of common stock at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. All redemptions will be made in cash. If the Fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption. Conversion to an open-end investment company would also require redemption of all outstanding shares of preferred stock and would require changes in certain of the Fund's investment policies and restrictions, such as those relating to the issuance of senior securities and the borrowing of money.


     The Board of Directors has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Article of Incorporation on file with the Commission for the full text of these provisions.


                                PERFORMANCE DATA


     From time to time, the Fund may include its yield, tax equivalent yield and/or total return on its Common Stock for various specified time periods in advertisements or information furnished to present or prospective shareholders.



     The yield of the Fund refers to the income generated by an investment in the Fund over a stated period. Yield is calculated by annualizing the distribution over a stated period and dividing the product by the average per share net value. For the fiscal year ended October 31, 1997, the Fund earned $0.590 per share income dividends, representing a net annualized yield of 5.40%, based on a month-end per share net asset value of Common Stock of $10.87. Tax equivalent yield quotations will be computed by dividing (a) the part of the Fund's yield that is tax-exempt by (b) one minus a stated tax rate and (c) adding the result to that part, if any, of the Fund's yield that is not tax-exempt. The tax-equivalent yield for the fiscal year ended October 31, 1997

(based on a Federal income tax rate of 28%) was 7.50%. See Appendix II to this Prospectus for more information regarding tax equivalent yields.



     The Fund also may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period. For the fiscal year ended October 31, 1997, the annual total return of the Fund was 13.08%, based on the change in per share net asset value of Common Stock from $10.17 to $10.87, and assuming reinvestment of $0.598 per share income dividends of Common Stock.



     The calculation of yield, tax-equivalent yield and total return does not reflect the imposition of any CDSC or the amount of any shareholder's tax liability.



     Yield, tax-equivalent yield and total return figures are based on the Fund's historical performance and are not intended to indicate future performance. The Fund's yield is expected to fluctuate, and its total return will vary depending on market conditions, the Municipal Bonds and other securities comprising the Fund's portfolio, the Fund's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.


     On occasion, the Fund may compare its yield and tax-equivalent yield to yield data published by Lipper Analytical Services, Inc. or performance data published by Morningstar Publications, Inc., Money Magazine, U.S. News & World Report, Business Week, CDA Investment Technology, Inc., Forbes Magazine and Fortune Magazine. Yield comparisons should not be considered indicative of the Fund's yield and tax-equivalent yield or relative performance for any future period.

                                   CUSTODIAN

     The Fund's securities and cash are held under a custody agreement with The Bank of New York, 90 Washington Street, New York, New York 10286.

                   TRANSFER AGENT, DIVIDEND DISBURSING AGENT
                        AND SHAREHOLDER SERVICING AGENT


     The Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing

Agent for the shares of Common Stock of the Fund is Merrill Lynch Financial Data Services, Inc., 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484, a wholly owned subsidiary of ML & Co.


     Shareholder Reports. Only one copy of each shareholder report and certain shareholder communications will be mailed to each identified shareholder regardless of the number of accounts such shareholder has. If a shareholder wishes to receive separate copies of each report and communication for each of the shareholder's related accounts the shareholder should notify in writing:

                  Merrill Lynch Financial Data Services, Inc.
                                 P.O. Box 45289
                        Jacksonville, Florida 32232-5289


     The written notification should include the shareholder's name, address, tax identification number and Merrill Lynch and/or mutual fund account numbers. If you have any questions regarding this, please call your Merrill Lynch Financial Consultant or Merrill Lynch Financial Data Services, Inc. at 800-637-3863.


                                 LEGAL OPINIONS

     Certain legal matters in connection with the Common Stock offered hereby will be passed on for the Fund by Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557.

                              INDEPENDENT AUDITORS

     Deloitte & Touche LLP, 117 Campus Drive, Princeton, New Jersey 08540, have been selected as the independent auditors of the Fund. The selection of independent auditors is subject to ratification by shareholders of the Fund. The independent auditors are responsible for auditing the financial statements of the Fund.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,
Merrill Lynch Municipal Strategy Fund, Inc.:


We have audited the accompanying statement of assets, liabilities and capital, including the schedule of investments, of Merrill Lynch Municipal Strategy Fund, Inc. as of October 31, 1997, the related statements of operations for the year then ended and changes in net assets, and the financial highlights for the year then ended and the period November 3, 1995 (commencement of operations) to October 31, 1996. These financial statements and the financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at October 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Merrill Lynch Municipal Strategy Fund, Inc. as of October 31, 1997, the results of its operations, the changes in its net assets and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Princeton, New Jersey

December 10, 1997


                                                                    Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

SCHEDULE OF INVESTMENTS                                                                                               (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)

Alabama -- 2.0%    NR*   Aaa   $2,815   Alabama HFA, S/F Home Mortgage Revenue Bonds, Series A-1, 6.60% due 4/01/2019       $3,013

Arizona -- 4.1%    A1+   P1     2,200   Maricopa County, Arizona, PCR, Refunding (Arizona Public Service Co.),
                                        VRDN, Series C, 4% due 5/01/2029 (h)                                                 2,200
                   B     B2     2,000   Pima County, Arizona, IDA, Industrial Revenue Bonds (Tucson Power Co. Project),
                                        Series B, 6% due 9/01/2029                                                           2,019
                   NR*   NR*    1,875   Show Low, Arizona, Improvement District No. 5, 6.375% due 1/01/2015                  1,877

Arkansas -- 0.8%   AAA   NR*    1,180   Arkansas State Development Finance Authority, S/F Mortgage Revenue Bonds
                                        (Mortgage-Backed Securities Program), AMT, Series D, 6.80% due 1/01/2022 (f)(g)      1,268

California --      AAA   Aaa    2,000   San Diego, California, IDR, RITR, 8.185% due 9/01/2019 (e)                           2,270
1.5%

Colorado -- 9.3%   NR*   Aa2    2,000   Colorado HFA, S/F Program, AMT, Series D-1, 7.375% due 6/01/2026                     2,230
                   NR*   NR*    1,500   Denver, Colorado, Urban Renewal Authority, Tax Increment Revenue Bonds
                                        (Downtown Denver), AMT, Series A, 7.75% due 9/01/2016                                1,652
                   AAA   Aaa    8,840   El Paso County, Colorado, Falcon School District No. 49, UT, 6.50% due
                                        12/01/2015 (a)                                                                      10,058

Connecticut --     BBB-  NR*    1,000   Connecticut State Health and Educational Facilities Authority Revenue Bonds
0.7%                                    (University of New Haven), Series D, 6.70% due 7/01/2026                             1,070

Florida -- 6.8%    AAA   Aaa    1,000   Dade County, Florida, Aviation Revenue Bonds (Miami International Airport),
                                        Series C, 5.125% due 10/01/2027 (d)                                                    969
                   AA-   VMIG1+   500   Dade County, Florida, IDA, Exempt Facilities Revenue Refunding Bonds
                                        (Florida Power and Light Co.), VRDN, 3.65% due 6/01/2021 (h)                           500
                   A1    NR*      200   Escambia County, Florida, PCR, Refunding (Gulf Power Co. Project),
                                        VRDN, 3.75% due 7/01/2022 (h)                                                          200
                   NR*   Baa1   1,000   Jacksonville, Florida, Health Facilities Authority, IDR (National
                                        Benevolent -- Cypress Village), Series A, 6.25% due 12/01/2026                       1,057
                   BBB+  Baa2   1,000   Nassau County, Florida, PCR, Refunding (ITT Rayonier Inc. Project),
                                        6.25% due 6/01/2010                                                                  1,052
                   NR*   Baa    2,260   Palm Bay, Florida, Lease Revenue Refunding Bonds (Florida Education and
                                        Research Foundation Project), Series A, 6.85% due 9/01/2013                          2,508
                   A1    VMIG1+   600   Pinellas County, Florida, Health Facilities Authority, Revenue
                                        Refunding Bonds
                                        (Pooled Hospital Loan Program), DATES, 3.65% due 12/01/2015 (h)                        600
                   BBB-  NR*    3,140   Santa Rosa Bay, Florida, Bridge Authority, 6.25% due 7/01/2028                       3,287

Georgia -- 5.8%    AA    Aa3    2,000   Atlanta, Georgia, GO, UT, Series A, 6.125% due 12/01/2023                            2,161

                   A1    VMIG1+ 2,500   Burke County, Georgia, Development Authority, PCR (Georgia Power
                                        Company -- Vogtle Project), VRDN, 2nd Series, 3.65% due 4/01/2025 (h)                2,500
                   AA+   Aa2    3,875   Georgia State Housing & Finance Authority, S/F Mortgage Revenue Bonds,
                                        Sub-Series A-1, 6.125% due 12/01/2015                                                4,086

Illinois -- 5.2%   NR*   NR*      980   Beardstown, Illinois, IDR (Jefferson Smurfit Corp. Project), 8% due 10/01/2016       1,114
                   AAA   Aaa    1,630   Illinois Development Finance Authority, PCR, Refunding (Commerce Edison
                                        Company Project), Series D, 6.75% due 3/01/2015 (c)                                  1,823
                   AA-   Aa3    3,285   Illinois Development Finance Authority Revenue Bonds (Presbyterian Home Lake),
                                        Series B, 6.30% due 9/01/2022                                                        3,528


                                                                    Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

SCHEDULE OF INVESTMENTS                                                                                               (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)

                   NR*   Baa1   1,250   Illinois Health Facilities Authority Revenue Bonds (Holy Cross Hospital Project),
                                        6.70% due 3/01/2014                                                                  1,331

Indiana -- 2.1%    NR*   NR*    1,500   Indiana Health Facilities Financing Authority Revenue Bonds (Hartsfield
                                        Village Project), Series A, 6.375% due 8/15/2027                                     1,509
                   AAA   Aaa    1,500   Tippecanoe County, Indiana, School Building Corp. (First Mortgage), 6% due
                                        7/15/2013 (a)                                                                        1,583

Louisiana -- 2.8%  BB    NR*    4,000   Port New Orleans, Louisiana, IDR, Refunding (Continental Grain Co. Project),
                                        6.50% due 1/01/2017                                                                  4,232

Maryland -- 2.2%   NR*   NR*    2,000   Maryland State Energy Financing Administration, Limited Obligation Revenue Bonds
                                        (Cogeneration -- AES Warrior Run), AMT, 7.40% due 9/01/2019                          2,195
                   A-    NR*    1,000   Maryland State Energy Financing Administration, Solid Waste Disposal Revenue
                                        Bonds (Wheelabrator Water Projects), AMT, 6.30% due 12/01/2010                       1,084

Massachusetts --   A-    NR*    5,000   Massachusetts State Health and Educational Facilities Authority, Revenue
3.5%                                    Refunding Bonds (Melrose Wakefield Hospital), Series B, 6.25% due 7/01/2012          5,266

Michigan -- 2.7%                        Michigan State Hospital Finance Authority Revenue Bonds:
                   AAA   Aaa    3,100   INFLOS (Sisters of Mercy), 8.767% due 2/15/2022 (d)(e)                               3,522
                   A     A2       500   Refunding (Detroit Medical Center Obligated Group), Series A, 6.50% due 8/15/2018      539

Missouri -- 1.6%   AAA   NR*    2,175   Missouri State Housing Development Commission Mortgage Revenue Bonds,
                                        Series C-1, 6.55% due 9/01/2028 (f)(g)                                               2,376

Montana -- 2.1%    AA    Aa2    3,000   Montana State Board of Housing, S/F Mortgage Refunding Bonds, Series A-1,
                                        5.95% due 12/01/2027                                                                 3,094

Nevada -- 1.1%     NR*   NR*    1,530   Reno-Sparks Convention and Vistors Authority, Nevada, Limited Obligation
                                        Revenue Refunding Bonds, 6.40% due 11/01/2003                                        1,616

New Jersey --      AAA   Aaa    3,985   New Jersey Environmental Infrastructure Trust (Wastewater Treatment),
8.5%                                    5% due 9/01/2017                                                                     3,906
                                        New Jersey Health Care Facilities Financing Authority, Revenue Refunding Bonds:
                   BBB   Baa2   2,500   (Englewood Hospital & Medical Center), 6.75% due 7/01/2024                           2,719
                   AAA   Aaa    4,950   (Kennedy), Series A, 5.125% due 7/01/2027 (a)                                        4,785
                   BBB   Baa2   1,200   (Saint Elizabeth Hospital Obligation Group), 6% due 7/01/2014                        1,239



PORTFOLIO ABBREVIATIONS

To simplify the listings of Merrill Lynch Municipal Strategy Fund, Inc.'s portfolio holdings in the Schedule of Investments, we have abbreviated the names of many of the securities according to the list below and at right.

AMT    Alternative Minimum Tax (subject to)
DATES  Daily Adjustable Tax-Exempt Securities
GO     General Obligation Bonds
HFA    Housing Finance Agency
IDA    Industrial Development Authority
IDR    Industrial Development Revenue Bonds
INFLOS Inverse Floating Rate Municipal Bonds
IRS    Inverse Rate Securities
RITR   Residual Interest Trust Receipts
PCR    Pollution Control Revenue Bonds
S/F    Single-Family
UT     Unlimited Tax
VRDN   Variable Rate Demand Notes


                                                                    Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

SCHEDULE OF INVESTMENTS (concluded)                                                                                 (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)



New Mexico --      A1+   P1       600   Farmington, New Mexico, PCR, Refunding (Arizona Public Service Co.),
5.6%                                    VRDN, Series B, 3.70% due 9/01/2024 (h)                                                600
                                        Farmington, New Mexico, PCR, Refunding (Public Service Company --
                                        San Juan Project):
                   BB+   Ba1    3,000   Series A, 6.30% due 12/01/2016                                                       3,172
                   BB+   Ba1    2,000   Series D, 6.375% due 4/01/2022                                                       2,124
                   AAA   NR*    2,500   New Mexico Mortgage Finance Authority, S/F Mortgage Revenue Bonds, AMT,
                                        Series E-2, 5.75% due 7/01/2029 (f)(g)                                               2,508

New York -- 6.9%   AAA   Aaa    6,000   New York City, New York, Municipal Water Finance Authority, Water and Sewer
                                        System Revenue Bonds, Series B, 5.875% due 6/15/2026 (d)                             6,239
                   BBB+  Baa1   1,000   New York City, New York, Refunding, GO, UT, Series F, 6% due 8/01/2013               1,043
                   BBB+  Baa1   1,000   New York State Thruway Authority, Service Contract Revenue Bonds (Local
                                        Highway and Bridge), 5.75% due 4/01/2016                                             1,028
                   NR*   A3     2,000   United Nations Development Corporation of New York, Revenue Refunding Bonds,
                                        Series C, 5.50% due 7/01/2017                                                        2,001

North Carolina --  A+    A1     1,100   North Carolina Medical Care Commission, Hospital Revenue Bonds
2.2%                                    (Rex Hospital Project), 6.25% due 6/01/2017                                          1,175
                   AA    Aa2    1,970   North Carolina S/F, HFA, Series II, 6.20% due 3/01/2016                              2,082

Ohio -- 3.3%       BBB   NR*    1,750   Dayton, Ohio, Special Facilities Revenue Refunding Bonds (Emery Air
                                        Freight Corp. -- Emery Worldwide Air Inc.), Series F, 6.05% due 10/01/2009           1,858
                   NR*   NR*    1,400   Ohio State Higher Educational Facility Commission Revenue Bonds
                                        (University of Findlay Project), 6.125% due 9/01/2016                                1,446
                   AAA   Aaa    1,500   Ohio State Water Development Authority, Pollution Control Facilities
                                        Revenue Refunding Bonds (Pennsylvania Power Co. Project), 6.15% due
                                        8/01/2023 (c)                                                                        1,606

Oklahoma -- 1.2%   AAA   Baa    1,650   Holdenville, Oklahoma, Industrial Authority, Correctional Facility Revenue
                                        Bonds, 6.60% due 7/01/2010 (j)                                                       1,843

Oregon -- 2.5%     AAA   Aaa    2,000   Multnomah County, Oregon, Educational Facilities Revenue Refunding
                                        Bonds (University of Portland Project), 5% due 4/01/2018 (c)                         1,930
                   NR*   Aa2    1,630   Oregon State Housing and Community Services Department, S/F Mortgage
                                        Program Revenue Bonds, AMT, Series E, 7.10% due 7/01/2014                            1,736

Pennsylvania --    AAA   Aaa    2,000   Hampton Township, Pennsylvania, School District, UT, 5% due 9/01/2027 (b)            1,908
4.8%               AAA   Aaa    2,950   Keystone Oaks, Pennsylvania, School District, IRS, UT, Series D,

                                        7.521% due 9/01/2016 (c)(e)                                                          3,145
                   NR*   NR*    2,000   Pennsylvania Economic Development Financing Authority, Resource
                                        Recovery Revenue Bonds (Northampton Generating), AMT, Series A,
                                        6.50% due 1/01/2013                                                                  2,073

South Carolina --  AAA   Aaa    2,000   Fairfield County, South Carolina, PCR (South Carolina Gas and Electric Co.),
1.5%                                    6.50% due 9/01/2014 (a)                                                              2,200

Tennessee --       NR*   NR*    1,610   Hardeman County, Tennessee, Correctional Facilities Revenue Bonds
1.2%                                    (Correctional Facilities Corp.), 7.75% due 8/01/2017                                 1,792

                                       48


                                                                      Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997
SCHEDULE OF INVESTMENTS (concluded)                                                                              (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)



Texas -- 12.6%                          Harris County, Texas, Health Facilities Development Corporation, Hospital
                                        Revenue Bonds:
                   A-    A2     3,250   (Memorial Hospital Systems Project), Series A, 6.625% due 6/01/2004 (i)              3,686
                   A1+   NR*    2,000   (Methodist Hospital), VRDN, 4% due 12/01/2025 (h)                                    2,000
                   A1+   NR*    2,700   Refunding (Methodist Hospital), VRDN, 3.70% due 12/01/2026 (h)                       2,700
                   BB    Ba2    1,000   Houston, Texas, Airport System Revenue Bonds, Special Facilities
                                        (Continental Airline Terminal Improvement), AMT, Series B, 6.125% due 7/15/2027      1,030
                   AAA   Aaa    6,500   Tarrant County, Texas, Health Facilities Development Corp., Health System
                                        Revenue Bonds (Texas Health Resources), Series A, 5% due 2/15/2026 (a)               6,116
                   AAA   Aaa    3,250   Texas State Department, Housing and Community Affairs, S/F Mortgage Revenue
                                        Teams, Series A, Class 3, AMT, 5.80% due 9/01/2029 (a)                               3,275

Utah -- 0.7%       NR*   NR*    1,000   Tooele County, Utah, PCR, Refunding (Laidlaw Environmental),
                                        AMT, Series A, 7.55% due 7/01/2027                                                   1,095

Virginia           AAA   NR*    1,160   Newport News, Virginia, Redevelopment and Housing Authority, Revenue
0.8%                                    Refunding Bonds, Series A, 5.85% due 12/20/2030 (g)                                  1,192
                                                                                                                      ------------
                   Total Investments (Cost -- $152,688) -- 106.1%                                                          158,641

                   Liabilities in Excess of Other Assets -- (6.1%)                                                         (9,178)
                                                                                                                      ------------
                   Net Assets -- 100.0%                                                                                   $149,463
                                                                                                                      ============

(a) MBIA Insured.
(b) FGIC Insured.
(c) AMBAC Insured.
(d) FSA Insured.
(e) The interest rate is subject to change periodically and inversely based upon prevailing market rates. The interest rate shown is the rate in effect at October 31, 1997.
(f) FNMA Collateralized.
(g) GNMA Collateralized.
(h) The interest rate is subject to change periodically based upon prevailing market rates. The interest rate shown is the rate in effect at October 31, 1997.
(i) Prerefunded.
(j) Insured by Connie Lee.
*   Not Rated.

+   Highest short-term rating by Moody's Investors Service, Inc.
Ratings of issues shown have not been audited by Deloitte and Touche LLP.


See Notes to Financial Statements.

                                           Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL

              As of October 31, 1997

Assets:       Investments, at value (identified cost -- $152,688,471) (Note 1a)                               $158,641,205
              Cash                                                                                                 361,988
              Receivables:
              Securities sold                                                                   $7,357,733
              Interest                                                                           2,358,403
              Capital shares sold                                                                   49,996       9,766,132
                                                                                             -------------
              Deferred organization expenses (Note 1e)                                                             186,914
              Prepaid expenses and other assets (Note 1e)                                                           56,491
                                                                                                             -------------
              Total assets                                                                                     169,012,730
                                                                                                             -------------

Liabilities:  Payables:
              Securities purchased                                                              19,193,580
              Dividends to shareholders (Note 1f)                                                  144,015
              Investment advisory fees (Note 2)                                                     40,142
              Administration fees (Note 2)                                                          33,452      19,411,189
                                                                                             -------------
              Accrued expenses and other liabilities                                                               138,722
                                                                                                             -------------
              Total liabilities                                                                                 19,549,911
                                                                                                             -------------

Net Assets:   Net assets                                                                                      $149,462,819
                                                                                                             =============

Capital:      Capital Stock (200,000,000 shares authorized) (Note 4):
              Preferred Stock, par value $.10 per share (2,480 shares of AMPS* issued and
              1,920 shares outstanding at $25,000 per share liquidation preference)                            $48,000,000
              Common Stock, par value $.10 per share (9,333,017 shares issued and
              outstanding)                                                                        $933,302
              Paid-in capital in excess of par                                                  92,775,533
              Undistributed investment income -- net                                                19,200
              Undistributed realized capital gains on investments -- net                         1,782,050
              Unrealized appreciation on investments -- net                                      5,952,734
                                                                                             -------------
              Total -- Equivalent to $10.87 net asset value per share of Common Stock                          101,462,819
                                                                                                             -------------
              Total capital                                                                                   $149,462,819
                                                                                                             =============
            * Auction Market Preferred Stock.


              See Notes to Financial Statements.



STATEMENT OF OPERATIONS

                     For the Year Ended October 31, 1997

Investment           Interest and amortization of premium and discount earned                          $7,862,361
Income (Note 1d):

Expenses:            Investment advisory fees (Note 2)                                   $657,929
                     Administrative fees (Note 2)                                         328,965
                     Transfer agent fees                                                  113,071
                     Commission fees                                                      100,805
                     Registration fees                                                     90,198
                     Printing and shareholder reports                                      73,334
                     Professional fees                                                     63,810
                     Amortization of organization expenses (Note 1e)                       62,134
                     Accounting services (Note 2)                                          61,452
                     Listing fees                                                          48,341
                     Directors' fees and expenses                                          24,596
                     Custodian fees                                                        14,655
                     Pricing fees                                                           8,513
                     Other                                                                 41,080
                                                                                     ------------
                     Total expenses before reimbursement                                1,688,883
                     Reimbursement of expenses (Note 2)                                  (424,822)
                                                                                     ------------
                     Total expenses after reimbursement                                                 1,264,061
                                                                                                     ------------
                     Investment income -- net                                                           6,598,300
                                                                                                     ------------

Realized &           Realized gain on investments -- net                                                2,242,563
Unrealized           Change in unrealized appreciation on investments -- net                            4,017,788
Gain on                                                                                              ------------
Investments -- Net   Net Increase in Net Assets Resulting from Operations                             $12,858,651
(Notes 1b, 1d & 3):                                                                                  ============

                     See Notes to Financial Statements.


                                       51



                                                       Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                               For the     For the Period
                                                                                             Year Ended     Nov. 3, 1995+
                     Increase (Decrease) in Net Assets:                                     Oct. 31, 1997  To Oct. 31, 1996

Operations:          Investment income -- net                                                  $6,598,300      $4,841,127
                     Realized gain (loss) on investments -- net                                 2,242,563        (460,513)
                     Change in unrealized appreciation on investments -- net                    4,017,788       1,934,946
                                                                                             ------------    ------------
                     Net increase in net assets resulting from operations                      12,858,651       6,315,560
                                                                                             ------------    ------------

Dividends to         Investment income -- net:
Shareholders         Common Stock                                                              (5,164,727)     (4,173,956)
(Note 1f):           Preferred Stock                                                           (1,418,941)       (662,603)
                                                                                             ------------    ------------
                     Net decrease in net assets resulting from dividends to shareholders       (6,583,668)     (4,836,559)
                                                                                             ------------    ------------

Capital Stock        Proceeds from issuance of Preferred Stock                                 10,000,000      38,000,000
Transactions         Net increase in net assets derived from Common Stock transactions         11,614,959      82,293,876
(Notes 1e & 4):      Offering costs resulting from the issuance of Preferred Stock                     --        (300,000)
                                                                                             ------------    ------------
                     Net increase in net assets derived from capital stock transactions        21,614,959     119,993,876
                                                                                             ------------    ------------

Net Assets:          Total increase in net assets                                              27,889,942     121,472,877
                     Beginning of period                                                      121,572,877         100,000
                                                                                             ------------    ------------
                     End of period*                                                          $149,462,819    $121,572,877
                                                                                             ------------    ------------
                   * Undistributed investment income -- net                                       $19,200          $4,568
                                                                                             ============    ============
                   + Commencement of operations.

                     See Notes to Financial Statements.

                                       52


FINANCIAL HIGHLIGHTS

                     The Following Per Share Data and Ratios Have Been Derived
                     from Information Provided in the Financial Statements.                    For the     For the Period
                                                                                             Year Ended     Nov. 3, 1995+
                     Increase (Decrease) in Net Asset Value:                               Oct. 31, 1997  To Oct. 31, 1996

Per Share            Net asset value, beginning of period                                       $10.17          $10.00
Operating                                                                                     --------        --------
Performance:         Investment income -- net                                                      .75             .68
                     Realized and unrealized gain on investments -- net                            .70             .21
                                                                                              --------        --------
                     Total from investment operations                                             1.45             .89
                                                                                              --------        --------
                     Less dividends to Common Stock shareholders:
                     Investment income -- net                                                     (.59)           (.59)
                                                                                              --------        --------
                     Effect of Preferred Stock activity:++
                     Dividends to Preferred Stock shareholders:
                     Investment income -- net                                                     (.16)           (.09)
                     Capital charge resulting from issuance of Preferred Stock                     --             (.04)
                                                                                              --------        --------
                     Total effect of Preferred Stock activity                                     (.16)           (.13)
                                                                                              --------        --------
                     Net asset value, end of period                                             $10.87          $10.17
                                                                                              ========        ========

Total Investment     Based on net asset value per share                                          13.08%           7.81%++++
Return:**                                                                                     ========        ========

Ratios to            Expenses, net of reimbursement                                                .96%            .53%*
Average Net                                                                                   ========        ========
Assets:***           Expenses                                                                     1.28%           1.26%*
                                                                                              ========        ========
                     Investment income -- net                                                     5.01%           5.40%*
                                                                                              ========        ========

Supplemental         Net assets, net of Preferred Stock, end of period (in thousands)         $101,463         $83,573
Data:                                                                                         ========        ========
                     Preferred Stock outstanding, end of period (in thousands)                 $48,000         $38,000
                                                                                              ========        ========
                     Portfolio turnover                                                         144.34%         234.41%
                                                                                              ========        ========

Leverage:            Asset coverage per $1,000                                                  $3,114          $3,199
                                                                                              ========        ========

Dividends Per Share  Investment income -- net                                                     $897            $564

on Preferred Stock                                                                            ========        ========
Outstanding:


*    Annualized.
**   Total investment returns exclude the effects of the contingent deferred sales charge, if any.
     The Fund is a continously offered, closed-end fund, the shares of which are offered at net asset value. Therefore, no separate market exists.
***  Do not reflect the effect of dividends to Preferred Stock shareholders.
+    Commencement of operations.
++   The Fund's Preferred Stock was initially issued on March 11, 1996.
++++ Aggregate total investment return.

     See Notes to Financial Statements.

                                       53

          Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies:
Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a continuously offered, non-diversified, closed-end management investment company. The following is a summary of significant accounting policies followed by the Fund.

(a) Valuation of investments -- Municipal bonds and other portfolio securities in which the Fund invests are traded primarily in the over-the-counter markets and are valued at the last available bid price in the over-the-counter market or on the basis of yield equivalents as obtained from one or more dealers that make markets in the securities. Financial futures contracts and options thereon, which are traded on exchanges, are valued at their settlement prices as of the close of such exchanges. Options, which are traded on exchanges, are valued at their last sale price as of the close of such exchanges or, lacking any sales, at the last available bid price. Short-term investments with remaining maturities of sixty days or less are valued at amortized cost, which approximates market value. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors of the Fund, including valuations furnished by a pricing service retained by the Fund, which may utilize a matrix system for valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Fund under the general supervision of the Board of Directors.

(b) Derivative financial instruments -- The Fund may engage in various portfolio strategies to seek to increase its return by hedging its portfolio against adverse movements in the debt markets. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

[bullet] Financial futures contracts -- The Fund may purchase or sell interest rate futures contracts and options on such futures contracts for the purpose of hedging the market risk on existing securities or the intended purchase of securities. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

[bullet] Options -- The Fund is authorized to write covered call options and purchase put options. When the Fund writes an option, an amount equal to the premium received by the Fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written.

When a security is purchased or sold through an exercise of an option, the related premium paid (or received) is added to (or deducted from) the basis of the security acquired or deducted from (or added to) the proceeds of the security sold. When an option expires (or the Fund enters into a closing transaction), the Fund realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the extent the cost of the closing transaction exceeds the premium paid or received).

Written and purchased options are non-income producing investments.

(c) Income taxes -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

(d) Security transactions and investment income -- Security transactions are recorded on the dates the transactions are entered into (the trade dates). Interest income is recognized on the accrual basis. Discounts and market premiums are amortized into interest income. Realized gains and losses on security transactions are determined on the identified cost basis.

(e) Deferred organization and offering expenses -- Deferred organization expenses are amortized on a straight-line basis over a five-year period. Direct expenses relating to the public offering of the Common and Preferred Stock were charged to capital at the time of issuance. Prepaid registration fees are charged to expense as the related shares are issued.

(f) Dividends and distributions -- Dividends from net investment income are declared daily and paid monthly. Distributions of capital gains are recorded on the ex-dividend dates.

2. Investment Advisory Agreement and Transactions with Affiliates:
The Fund has entered into an Investment Advisory Agreement with Fund Asset Management, L.P. ("FAM"). The general partner of FAM is Princeton Services, Inc. ("PSI"), an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML & Co."), which is the limited partner.

FAM is responsible for the management of the Fund's portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Fund. For such services, the Fund pays a monthly fee at an annual rate of 0.50% of the Fund's average daily net assets. For the year ended October 31, 1997, FAM earned fees of $657,929, of which $424,822 was voluntarily waived.


The Fund also has entered into an Administrative Services Agreement with FAM whereby FAM will receive a fee equal to an annual rate of 0.25% of the Fund's average daily net assets, in return for the performance of administrative services (other than investment advice and related porfolio activities) necessary for the operation of the Fund.

A contingent deferred sales charge will be imposed on most shares accepted for tender which have been held for less than three years. For the year ended October 31, 1997, Merrill Lynch Funds Distributors, Inc. ("MLFD") earned contingent deferred sales charges of $85,662 relating to the tender of the Fund's shares.

Merrill Lynch Financial Data Services, Inc. ("MLFDS"), a wholly-owned subsidiary of ML & Co., is the Fund's transfer agent.

Accounting services are provided to the Fund by FAM at cost.

Certain officers and/or directors of the Fund are officers and/or directors of FAM, PSI, MLFDS, MLFD, and/or ML & Co.

3. Investments:
Purchases and sales of investments, excluding short-term securities, for the year ended October 31, 1997 were $207,179,298 and $185,239,565, respectively.

Net realized and unrealized gains (losses) as of October 31, 1997 were as follows:

                                    Realized      Unrealized
                                 Gains (Losses)     Gains

Long-term investments              $2,544,513      $5,952,734
Financial futures contracts          (301,950)             --
                                 ------------     -----------
Total                              $2,242,563      $5,952,734
                                 ============     ===========

As of October 31, 1997, net unrealized appreciation for Federal income tax purposes aggregated $5,935,894, of which $5,937,994 related to appreciated securities and $2,100 related to depreciated securities. The aggregate cost of investments at October 31, 1997, for Federal income tax purposes was $152,705,311.

4. Capital Stock Transactions:
The Fund is authorized to issue 200,000,000 shares of capital stock, including Preferred Stock, par value $.10 per share, all of which were initially classified as Common Stock. The Board of Directors is authorized, however, to reclassify any unissued shares of capital stock without approval of the holders of Common Stock.

Transactions in Common Stock were as follows:

For the Year Ended                                             Dollar

October 31, 1997                            Shares             Amount

Shares sold                               1,457,495        $15,202,668
Shares issued to shareholders
in reinvestment of dividends                128,620          1,344,046
                                       ------------       ------------
Total issued                              1,586,115         16,546,714
Shares tendered                            (471,994)        (4,931,755)
                                       ------------       ------------
Net increase                              1,114,121        $11,614,959
                                       ============       ============
For the Period
November 3, 1995+ to                                            Dollar
October 31, 1996                            Shares              Amount

Shares sold                              8,321,280         $83,406,334
Shares issued to shareholders
in reinvestment of dividends                87,288             867,654
                                      ------------       ------------
Total issued                             8,408,568          84,273,988
Shares tendered                           (199,672)         (1,980,112)
                                      ------------       ------------
Net increase                             8,208,896         $82,293,876
                                      ============       =============

+ Prior to November 3, 1995 (commencement of operations), the Fund issued
  10,000 shares to FAM for $100,000.

Preferred Stock
Auction Market Preferred Stock ("AMPS") are shares of Preferred Stock of the Fund that entitle their holders to receive cash dividends at an annual rate that may vary for the successive dividend periods. The yield in effect at October 31, 1997 was 3.65%.

In connection with the offering of AMPS, the Board of Directors reclassified 40,000 shares of unissued capital stock as AMPS. For the year ended October 31, 1997 and the period ended November 3, 1995 to October 31, 1996, 400 shares and 1,520 shares of Preferred Stock were sold, respectively. As of October 31, 1997, there were 2,480 AMPS issued and 1,920 shares outstanding with a liquidation preference of $25,000 per share.

The Fund pays commissions to certain broker dealers at the end of each auction at an annual rate ranging from 0.25% to 1.00%, calculated on the proceeds of each auction. For the year ended October 31, 1997, Merrill Lynch, Pierce, Fenner & Smith Inc., an affiliate of FAM, earned $100,708 as commissions.

                                   APPENDIX I

                RATINGS OF MUNICIPAL BONDS AND COMMERCIAL PAPER

DESCRIPTION OF MOODY'S INVESTORS SERVICE, INC.'S ('MOODY'S') MUNICIPAL BOND RATINGS

Aaa           Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
Aa            Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.
A             Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.
Baa           Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
Ba            Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B             Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.
Caa           Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
Ca            Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.
C             Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.


     Note: Those bonds in the Aa, A, Baa, Ba and B groups which Moody's believes possess the strongest investment attributes are designated by the symbols Aa1, A1, Baa1, Ba1 and B1.



     Short-term Notes: The four ratings of Moody's for short-term notes are MIG-1/VMIG-1, MIG-2/VMIG-2, MIG-3/VMIG-3, and MIG-4/VMIG-4; MIG-1/VMIG-1 denotes

'best quality . . . strong protection by established cash flows'; MIG-2/VMIG-2 denotes 'high quality' with 'ample margins of protection';

MIG-3/VMIG-3 notes are of 'favorable quality . . . but . . . lacking the undeniable strength of the preceding grades'; MIG-4/VMIG-4 notes are of 'adequate quality . . . [p]rotection commonly regarded as required of an investment security is present . . . there is specific risk.'



DESCRIPTION OF MOODY'S COMMERCIAL PAPER RATINGS



     Moody's Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:



          Issuers rated Prime-1 (or related supporting institutions) have a superior ability for repayment of short-term promissory obligations. Prime-1 repayment ability will often be evidenced by the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.



          Issuers rated Prime-2 (or related supporting institutions) have a strong ability for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.



          Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.



          Issuers rated Not Prime do not fall within any of the Prime rating categories.



DESCRIPTION OF STANDARD & POOR'S RATINGS SERVICES ('S&P') MUNICIPAL DEBT RATINGS



     An S&P issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.



     The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.


     The ratings are based on current information furnished by the issuer or obtained by S&P's from other sources S&P's considers reliable. S&P's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.


     The ratings are based, in varying degrees, on the following considerations:



           I. Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of obligation:



           II. Nature of and provisions of the obligation; and

          III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.



AAA   Debt rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on obligation is extremely strong.
AA    Debt rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.
A     Debt rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.
BBB   Debt rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment to the obligation.
BB    Debt rated 'BB,' 'B,' 'CCC,' 'CC' and 'C' is regarded as having significant speculative characteristics.
B     'BB' indicates the least degree of speculation and 'C' the highest degree of speculation. While such bonds
CCC   will likely have some quality and protective characteristics, these may be outweighed by large
CC    uncertainties or major exposures to adverse conditions.
C
D     Debt rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized.


     Plus (+) or Minus (-): The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


DESCRIPTION OF S&P'S COMMERCIAL PAPER RATINGS



     An S&P Commercial Paper Rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from 'A-1' for the highest-quality obligations to 'D' for the lowest. These categories are as follows:



A-1   This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.
A-2   Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated 'A-1.'
A-3   Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.
B     Issues rated 'B' are regarded as having only speculative capacity for timely payment.
C     This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D     Debt rated 'D' is in payment default. The 'D' rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.



     A Commercial Paper rating is not a recommendation to purchase or sell a security. The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information.



DESCRIPTION OF S&P'S SHORT-TERM ISSUED CREDIT RATING



     An S&P note rating reflects the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment.



     --Amortization schedule--the larger the final maturity relative to other maturities, the more likely it will be treated as a note.



     --Source of payment--the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.



Note rating symbols are as follows:




SP-1   Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus '+' designation.
SP-2   Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
SP-3   Speculative capacity to pay principal and interest.



DESCRIPTION OF FITCH IBCA, INC.'S ('FITCH') INVESTMENT GRADE BOND RATINGS


     Fitch investment grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The rating represents Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt in a timely manner.

     The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength and credit quality.

     Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guarantees unless otherwise indicated.

     Bonds that have the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.

     Fitch ratings are not recommendations to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect of any security.

     Fitch ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of such information. Ratings may be changed, suspended, or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

AAA   Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
AA    Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated 'AAA.' Because bonds rated in the 'AAA' and 'AA' categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated 'F-1+.'
A     Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
BBB   Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

     Plus (+) or Minus (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the 'AAA' category.


NR:                Indicates that Fitch does not rate the specific issue.

Conditional:       A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.

Suspended:         A rating is suspended when Fitch deems the amount of information available from the issuer to be inadequate for rating purposes.

Withdrawn:         A rating will be withdrawn when an issue matures or is called or refinanced and, at Fitch's discretion, when an issuer fails to furnish proper and timely information.

FitchAlert:        Ratings are placed on FitchAlert to notify investors of an occurrence that is likely to result in a rating change and the likely direction of such change. These are designated as 'Positive'
                   indicating a potential upgrade, 'Negative' for potential downgrade, or 'Evolving' where ratings may be raised or lowered. FitchAlert is relatively short-term, and should be resolved within three to 12 months.

DESCRIPTION OF FITCH'S SPECULATIVE GRADE BOND RATINGS


     Fitch speculative grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The ratings ('BB' to 'C') represent Fitch's assessment of the likelihood of timely payment of principal and interest in accordance with the terms of obligation for bond issues not in default. For defaulted bonds, the rating ('DDD' to 'D') is an assessment of the ultimate recovery value through reorganization or liquidation.

     The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength.


     Bonds that have the same rating are of similar but not necessarily identical credit quality since rating categories cannot fully reflect the differences in degrees of credit risk.


BB    Bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.
B     Bonds are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.
CCC   Bonds have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.
CC    Bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.
C     Bonds are in imminent default in payment of interest or principal.
DDD   Bonds are in default on interest and/or principal payments. Such bonds are extremely speculative and
DD    should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the
D     obligor. 'DDD' represents the highest potential for recovery on these bonds, and 'D' represents the lowest potential for recovery.

     Plus (+) or Minus (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the 'DDD,' 'DD,' or 'D' categories.


DESCRIPTION OF FITCH'S INVESTMENT GRADE SHORT-TERM RATINGS


     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

     Fitch short-term ratings are as follows:

F-1+  Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1   Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated 'F-1+.'
F-2   Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned 'F-1+' and 'F-1' ratings.
F-3   Fair Credit Quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.
F-4   Weak Credit Quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.
D     Default. Issues assigned this rating are in actual or imminent payment default.
LOC   The symbol 'LOC' indicates that the rating is based on a letter of credit issued by a commercial bank.

                                  APPENDIX II
                       TAXABLE EQUIVALENT YIELDS FOR 1998



            TAXABLE INCOME*
----------------------------------------                                       A TAX-EXEMPT YIELD OF
      SINGLE                JOINT           1998 FEDERAL     ----------------------------------------------------------
      RETURN                RETURN          TAX BRACKET      5.00%     5.50%     6.00%     6.50%      7.00%      7.50%
------------------    ------------------    ------------     -----     -----     -----     ------     ------     ------
                                                                           IS EQUAL TO A TAXABLE YIELD OF
$ 25,351-$ 61,400     $ 42,351-$102,300        28.00%        6.94%     7.64%     8.33%      9.03%      9.72%     10.42%
$ 61,401-$128,100     $102,301-$155,950        31.00%        7.25%     7.97%     8.70%      9.42%     10.14%     10.87%
$128,101-$278,450     $155,951-$278,450        36.00%        7.81%     8.59%     9.38%     10.16%     10.94%     11.72%
  Over $278,450         Over $278,450          39.60%        8.28%     9.11%     9.93%     10.76%     11.59%     12.42%


------------------
* An investor's marginal tax rates may exceed the rates shown in the above table due to the reduction, or possible elimination, of the personal exemption deduction for high-income taxpayers and an overall limit on itemized deductions. Income also may be subject to certain state and local taxes. For investors who pay alternative minimum tax, tax-exempt yields may be equivalent to lower taxable yields than those shown above. The tax rates shown above do not apply to corporate taxpayers. The tax characteristics of the Fund are described more fully elsewhere in this Prospectus. Consult your tax adviser for further details. This chart is for illustrative purposes only and cannot be taken as an indication of anticipated Fund performance.

                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                               AUTHORIZATION FORM

--------------------------------------------------------------------------------

1. SHARE PURCHASE APPLICATION


    I, being of legal age, wish to purchase....shares of Merrill Lynch Municipal
Strategy Fund, Inc. and establish an Investment Account as described in the Prospectus.


    Basis for establishing an Investment Account:

    I enclose a check for $... payable to Merrill Lynch Financial Data Services, Inc., as an initial investment (minimum $1,000). (Subsequent investments $50 or more.) I understand that this purchase will be executed at the applicable offering price next to be determined after this Application is received by you.

                                                           / / / / / / / / / /
(PLEASE PRINT)                                             Social Security No.
                                                        or Taxpayer Identification No.

Name  ...............................................
                First Name        Initial        Last

Name of Co-Owner (if ................................
                First Name        Initial        Last

Address .............................................

 ...................   ..........................................................
   (Zip Code)                                              Date

    Under penalty of perjury, I certify (1) that the number set forth above is my correct Social Security No. or Taxpayer Identification No. and (2) that I am not subject to backup withholding (as discussed in the Prospectus under 'Taxes') either because I have not been notified that I am subject thereto as a result of a failure to report all interest or dividends, or the Internal Revenue Service ('IRS') has notified me that I am no longer subject thereto. INSTRUCTION: You must strike out the language in (2) above if you have been notified that you are subject to backup withholding due to underreporting, and if you have not received a notice from the IRS that backup withholding has been terminated. The undersigned authorizes the furnishing of this certification to other Merrill Lynch-sponsored investment companies.


SIGNATURE OF OWNER  ........................................  SIGNATURE OF CO-OWNER (IF ANY) .............................

  In the case of co-owners, a joint tenancy with right of survivorship will be presumed unless otherwise specified.
--------------------------------------------------------------------------------

    2. DIVIDEND AND CAPITAL GAIN DISTRIBUTION OPTION

    Until you are notified by me, the following options with respect to dividends and distributions are elected.

  Ordinary Income Dividends                 Long-Term Capital Gains
  SELECT    / /  Reinvest                   SELECT    / /  Reinvest
   ONE:    / /  Cash                         ONE:    / /  Cash

If no election is made, dividends and capital gains will be automatically reinvested at net asset value without a sales charge.

IF CASH, SPECIFY HOW YOU WOULD LIKE YOUR DISTRIBUTIONS PAID TO YOU:
/ /  Check or  / /  Direct Deposit to bank account

IF DIRECT DEPOSIT TO BANK ACCOUNT IS SELECTED, PLEASE COMPLETE BELOW:

I hereby authorize payment of dividend and capital gain distributions by direct deposit to my bank account and, if necessary, debit entries and adjustments for any credit entries made to my account in accordance with the terms I have selected on the Merrill Lynch Municipal Strategy Fund, Inc. Authorization Form.

SPECIFY TYPE OF ACCOUNT (CHECK ONE):  / /  checking  / /  savings

Name on your Account ...........................................................

Bank Name ......................................................................

Bank Number ................................................  Account Number .............................................

Bank Address ...................................................................

I agree that this authorization will remain in effect until I provide written notification to Merrill Lynch Financial Data Services, Inc. amending or terminating this service.

Signature of Depositor .........................................................


Signature of Depositor .....................................  Date .......................................................

(if joint account, both must sign)

NOTE: IF DIRECT DEPOSIT TO BANK ACCOUNT IS SELECTED, YOUR BLANK, UNSIGNED CHECK MARKED 'VOID' OR A DEPOSIT SLIP FROM YOUR SAVINGS ACCOUNT SHOULD ACCOMPANY THIS APPLICATION.

                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                        AUTHORIZATION FORM--(CONTINUED)


--------------------------------------------------------------------------------

3. FOR DEALER ONLY




               Branch, Office Address, Stamp


This form, when completed, should be mailed to:


  Merrill Lynch Municipal Strategy Fund, Inc.
  c/o Merrill Lynch Financial Data Services, Inc.
  P.O. Box 45289
  Jacksonville, Florida 32232-5289


We guarantee the Shareholder's Signature.

 ...............................................................................
                             Dealer Name and Address

By..............................................................................
                         Authorized Signature of Dealer


/ / / /       / / / / /                  .......................................
Branch Code   F/C No.                    F/C Last Name

/ / / /  / / / / / /
Dealer's Customer F/C No.

            ------------------------------------------------------
            ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY STATE OR JURISDICTION OF THE UNITED STATES OR ANY COUNTRY WHERE SUCH OFFER WOULD BE UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary.............................     2
Risk Factors and Special Considerations........     6
Fee Table......................................     8
Financial Highlights...........................     9
The Fund.......................................    10
Investment Objective and Policies..............    10
Risks and Special Considerations of Leverage...    19
Investment Restrictions........................    22
Purchase of Shares.............................    23
Tender Offers..................................    24
Contingent Deferred Sales Charge...............    27
Directors and Officers.........................    28
Investment Advisory and Administrative
  Arrangements.................................    30
Portfolio Transactions.........................    32
Dividends and Distributions....................    33
Taxes..........................................    34
Automatic Dividend Reinvestment Plan...........    39
Net Asset Value................................    39
Description of Capital Stock...................    40
Performance Data...............................    43
Custodian......................................    44
Transfer Agent, Dividend Disbursing Agent and
  Shareholder Servicing Agent..................    44
Legal Opinions.................................    44
Independent Auditors...........................    44
Independent Auditors' Report...................    45
Financial Statements...........................    46
Appendix I--Ratings of Municipal Bonds and
  Commercial Paper.............................    57
Appendix II--Taxable Equivalent Yields for

  1998.........................................    64
Authorization Form.............................    65

            ------------------------------------------------------
            ------------------------------------------------------

            ------------------------------------------------------
            ------------------------------------------------------

                                 MERRILL LYNCH
                               MUNICIPAL STRATEGY
                                   FUND, INC.

                           -------------------------

                                   PROSPECTUS

                           -------------------------

                              MERRILL LYNCH & CO.

                               FEBRUARY   , 1998


                                                                Code #18302-0298


            ------------------------------------------------------
            ------------------------------------------------------

                           PART C  OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS.

     (1) FINANCIAL STATEMENTS

          PART A:


                Financial Highlights for the fiscal year ended October 31, 1997 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.


          PART B:


                Schedule of Investments as of October 31, 1997.


                Statement of Assets, Liabilities and Capital as of October 31, 1997.


                Statement of Operations for the year ended October 31, 1997.


                Statements of Changes in Net Assets for the year ended October 31, 1997 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.


                Financial Highlights for the fiscal year ended October 31, 1997 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.


(2) EXHIBITS:


   EXHIBIT
   NUMBER                                                    DESCRIPTION
(a) (1)    --  Articles of Incorporation of the Registrant.(a)
    (2)    --  Articles of Amendment to the Articles of Incorporation of the Registrant (name change).(a)
    (3)    --  Form of Articles Supplementary creating shares of Auction Market Preferred Stock ('AMPS(Registered)') of
               the Registrant.(b)
(b)
           --  By-Laws of the Registrant.(a)
(c)

           --  Not applicable.
(d) (1)    --  Portions of the Articles of Incorporation and By-Laws of the Registrant defining the rights of holders of shares of the Registrant.(c)
    (2)    --  Form of specimen certificate for shares of Common Stock of the Registrant. (a)
    (3)    --  Form of specimen certificate for shares of AMPS of the Registrant.(b)
(e)
           --  Not applicable.
(f)
           --  Not applicable.
(g) (1)    --  Form of Investment Advisory Agreement between the Registrant and Fund Asset Management, L.P.(a)
    (2)    --  Form of Administration Agreement between the Registrant and Fund Asset Management, L.P.(a)
(h) (1)    --  Form of Distribution Agreement relating to the Common Stock between the Registrant and Merrill Lynch
               Funds Distributor, Inc. ('MLFD') (the 'Common Stock Distribution Agreement').(a)
    (2)    --  Form of Selected Dealer Agreement relating to the Common Stock.(a)
    (3)    --  Form of Distribution Agreement relating to the AMPS between the Registrant and Merrill Lynch, Pierce,
               Fenner & Smith Incorporated ('Merrill Lynch') (the 'AMPS Distribution Agreement').(b)
(i)
           --  Not applicable.
(j)
           --  Form of Custody Agreement between the Registrant and The Bank of New York. (a)
(k) (1)    --  Form of Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement between
               Registrant and Merrill Lynch Financial Data Services, Inc. ('MLFDS').(a)
    (2)    --  Form of License Agreement relating to the use of the 'Merrill Lynch' name. (a)
    (3)    --  Form of Auction Agent Agreement between the Registrant and IBJ Schroder Bank & Trust Company.(b)
    (4)    --  Form of Broker-Dealer Agreement.(b)
    (5)    --  Form of Letter of Representations.(b)
(l)
           --  Not applicable.
(m)
           --  Not applicable.
(n)
           --  Consent of Deloitte & Touche LLP, independent auditors for the Registrant.
(o)
           --  Not applicable.
(p)
           --  Certificate of Fund Asset Management, L.P.(a)
(q)
           --  Not applicable.
(r)
           --  Financial Data Schedule.

------------------

(a) Previously filed as an Exhibit to the Registrant's registration statement on Form N-2, File No. 33-54655 (the 'Common Stock Registration Statement') filed under the Securities Act of 1933, as amended (the '1933 Act').

(b) Incorporated by reference to the Registrant's registration statement on Form

    N-2, File No. 33-64311 (the 'AMPS Registration Statement').

(c) Reference is made to Article V, Article VI (sections 2,3,4,5 and 6), Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit
    (a)(1) to the Common Stock Registration Statement; and to Article II,
    Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws, previously filed as Exhibit (b) to the Common Stock Registration Statement. Reference is also made to the Form of Articles Supplementary previously filed as Exhibit (a)(3) to the AMPS Registration Statement.

ITEM 25.  MARKETING ARRANGEMENTS.

     Previously provided as Exhibit (h) to the Registrant's Common Stock Registration Statement.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     Previously provided in connection with the Registrant's Registration Statement, File No. 333-19479.


ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

     The information in the Prospectus under the captions 'Investment Advisory and Administrative Arrangements' and 'Description of Capital Stock--Common Stock' and in Note 1 to the Statement of Assets, Liabilities and Capital is incorporated herein by reference.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES.


                                                                                  NUMBER OF HOLDERS
                               TITLE OF CLASS                                   AS OF OCTOBER 31, 1997
-----------------------------------------------------------------------------   ----------------------
Shares of Common Stock, par value $0.10 per share............................            2,270
Shares of AMPS, par value $0.10 per share, liquidation preference $25,000 per
  share......................................................................            1,920



------------------


Note: The number of holders shown above includes holders of record plus beneficial owners, whose shares are held of record by Merrill Lynch.




ITEM 29.  INDEMNIFICATION.



     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, previously filed as Exhibit (a)(1) to the Registrant's Common Stock Registration Statement, Article VI of the Registrant's By-Laws, previously filed as Exhibit (b) to the Registrant's Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was filed as Exhibit (g)(1) to the Registrant's Common Stock Registration Statement, provide for indemnification.



     Insofar as indemnification for liabilities arising under the 1933 Act may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.



     Reference is made to Section 9 of each of the Common Stock and AMPS Distribution Agreements, forms of which were previously filed as Exhibits (h)(1) and (h) to the Registrant's Common Stock Registration Statement and AMPS Registration Statement, respectively, for provisions relating to the indemnification of the underwriter and distributor, respectively.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.



     Fund Asset Management, L.P. (the 'Investment Adviser'), acts as investment adviser for the following open-end registered investment companies: CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, The Corporate Fund Accumulation Program, Inc., Financial Institutions Series Trust, Merrill Lynch

Basic Value Fund, Inc., Merrill Lynch California Municipal Series Trust, Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Emerging Tigers Fund, Inc., Merrill Lynch Federal Securities Trust, Merrill Lynch Funds for Institutions Series, Merrill Lynch Multi-State Limited Maturity Municipal Series Trust, Merrill Lynch Multi-State Municipal Series Trust, Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch World Income Fund, Inc., and The Municipal Fund Accumulation Program, Inc.; and for the following closed-end registered investment companies:
Apex Municipal Fund, Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Debt Strategies Fund, Inc., Income Opportunities Fund 1999, Inc., Income Opportunities Fund 2000, Inc., Merrill Lynch Municipal Strategy Fund, Inc., MuniAssets Fund, Inc., MuniEnhanced Fund, Inc., MuniHoldings Fund, Inc., MuniHoldings California Insured Fund, Inc., MuniHoldings Florida Insured Fund, MuniHoldings New York Insured Fund, Inc., MuniInsured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., MuniVest Florida Fund, MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniVest New York Insured Fund, Inc., MuniVest Pennsylvania Insured Fund, MuniYield Arizona Fund, Inc., MuniYield California Fund, Inc., MuniYield California Insured Fund, Inc., MuniYield California Insured Fund II, Inc., MuniYield Florida Fund, MuniYield Florida Insured Fund, MuniYield Fund, Inc., MuniYield Insured Fund, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund, Inc., MuniYield New York Insured Fund II, Inc., MuniYield Pennsylvania Fund, MuniYield Quality Fund, Inc., MuniYield Quality Fund II, Inc., Senior High Income Portfolio, Inc., Taurus MuniCalifornia Holdings, Inc., Taurus MuniNew York Holdings, Inc. and Worldwide DollarVest Fund, Inc.



     Merrill Lynch Asset Management, L.P. ('MLAM'), an affiliate of the Investment Adviser, acts as the investment adviser for the following open-end registered investment companies: Merrill Lynch Adjustable Rate Securities Fund, Inc., Merrill Lynch Americas Income Fund, Inc., Merrill Lynch Asset Builder Program, Inc., Merrill Lynch Asset Growth Fund, Inc., Merrill Lynch Asset Income Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Convertible Fund, Inc. Merrill Lynch Dragon Fund, Inc., Merrill Lynch EuroFund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Fund for Tomorrow, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Convertible Fund, Inc., Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Holdings, Merrill Lynch Global Resources Trust, Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Utility Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund, Inc., Merrill Lynch Intermediate Government Bond Fund, Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Middle East/Africa Fund, Inc., Merrill Lynch Municipal Series Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Retirement Series Trust, Merrill Lynch Series Fund, Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Strategic Dividend Fund, Merrill Lynch Technology Fund, Inc., Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch U.S.A. Government Reserves, Merrill Lynch Utility Income Fund, Inc. and Merrill Lynch Variable Series Funds, Inc., and Hotchkis and Wiley Funds (advised by Hotchkis and Wiley, a division of MLAM); for the following closed-end registered investment companies: Merrill Lynch High Income Municipal Bond Fund, Inc. and Merrill Lynch Senior Floating Rate Fund, Inc. MLAM also acts as sub-adviser to Merrill Lynch World Strategy Portfolio and Merrill Lynch Basic Value Equity Portfolio, two investment portfolios of EQ Advisory Trust.



     The address of each of these investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund is One Financial Center, 23rd Floor, Boston, Massachusetts 02111-2646. The address of the Investment Adviser, MLAM, MLFD, Princeton Services, Inc. ('Princeton Services') and Princeton Administrators, L.P. also is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of Merrill Lynch and Merrill Lynch & Co., Inc. ('ML & Co.') is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281-1213. The address of Merrill Lynch Financial Data Services, Inc. ('MLFDS') is 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.



     Set forth below is a list of each executive officer and partner of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person or entity has been engaged for the past two years for his, her or its own account or in the capacity of director, officer, employee, partner or trustee. In addition, Mr. Zeikel is President, Mr. Glenn is Executive Vice President and Mr. Richard is Treasurer of all or substantially all of the investment companies described in the first two paragraphs of this Item 30. Messrs. Zeikel, Glenn and Richard also hold the same position with all or substantially all of the investment companies advised by MLAM as they do with those advised by the Investment Adviser. Messrs. Giordano, Harvey, Kirstein and Monagle are directors or officers of one or more of such companies.



     Officers and Partners of FAM are set forth below as follows:



                            POSITION WITH
                             INVESTMENT         OTHER SUBSTANTIAL BUSINESS,
          NAME                 ADVISER      PROFESSION, VOCATION OR EMPLOYMENT
-------------------------  ---------------  -----------------------------------
ML & Co..................  Limited Partner  Financial Services Holding Company;
                                            Limited Partner of FAM


Princeton Services.......  General Partner  General Partner of MLAM

Arthur Zeikel............  Chairman (since  Chairman (since December 10, 1997)
                             December 10,     and President (prior to December
                             1997);           10, 1997) of MLAM; President and
                             President        Director of Princeton Services;
                             (prior to        Director of MLFDS; Executive Vice
                             December 10,     President of ML & Co.
                             1997)

Jeffrey M. Peek..........  President        President (since December 10, 1997)
                             (since           of MLAM; President and Director
                             December         (since December 10, 1997) of
                             10, 1997         MLFDS; Executive Vice President
                                              of ML & Co.

Terry K. Glenn...........  Executive Vice   Executive Vice President of MLAM;
                             President      Executive Vice President and
                                              Director of Princeton Services;
                                              President and Director of MLFD;
                                              Director of MLFDS; President of
                                              Princeton Administrators, L.P.

Linda L. Federici........  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services

Vincent R. Giordano......  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services

Elizabeth A. Griffin.....  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services

Norman R. Harvey.........  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services

Michael J. Hennewinkel...  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services

Philip L. Kirstein.......  Senior Vice      Senior Vice President, General
                           President,       Counsel and Secretary of MLAM;
                             General          Senior Vice President, General
                             Counsel          Counsel Director and Secretary of
                             and Secretary    Princeton Services

Ronald M. Kloss..........  Senior Vice      Senior Vice President and
                           President and    Controller of MLAM; Senior Vice
                             Controller       President and Controller of
                                              Princeton Services

Debra Landsman-Yaros.....  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services; Vice President of MLFD.

Stephen M.M. Miller......  Senior Vice      Executive Vice President of
                           President        Princeton Administrators L.P.;

                                              Senior Vice President of
                                              Princeton Services

Joseph T. Monagle........  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services

Michael L. Quinn.........  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services; Managing Director and
                                              First Vice President of Merrill
                                              Lynch from 1989 to 1995.

                            POSITION WITH
                             INVESTMENT         OTHER SUBSTANTIAL BUSINESS,
          NAME                 ADVISER      PROFESSION, VOCATION OR EMPLOYMENT
-------------------------  ---------------  -----------------------------------
Richard L. Reller........  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services and Director of MLFD

Gerald M. Richard........  Senior Vice      Senior Vice President and Treasurer
                           President and    of MLAM; Senior Vice President and
                             Treasurer        Treasurer of Princeton Services;
                                              Vice President and Treasurer of
                                              MLFD

Gregory D. Upah..........  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services

Ronald L. Welburn........  Senior Vice      Senior Vice President of MLAM;
                           President        Senior Vice President of Princeton
                                              Services


ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS.


     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940, as amended and the Rules thereunder will be maintained at the offices of the Registrant (800 Scudders Mill Road, Plainsboro, New Jersey 08536), the Investment Adviser (800 Scudders

Mill Road, Plainsboro, New Jersey 08536), and the Registrant's custodian and transfer agent.


ITEM 32.  MANAGEMENT SERVICES.

     Not applicable.

ITEM 33.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS DULY CAUSED THIS POST EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWNSHIP OF PLAINSBORO AND STATE OF NEW JERSEY, ON THE 30TH OF DECEMBER, 1997.


                                    MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                                                    (Registrant)


                                          By:          /s/ ARTHUR ZEIKEL
                                              ----------------------------------
                                                 (ARTHUR ZEIKEL, PRESIDENT)



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   ------------------
            /S/ ARTHUR ZEIKEL               President and Director (Principal
------------------------------------------  Executive Officer)
             (ARTHUR ZEIKEL)

            GERALD M. RICHARD*              Treasurer (Principal Financial and
------------------------------------------  Accounting Officer)
           (GERALD M. RICHARD)

            RONALD W. FORBES*               Director
------------------------------------------
            (RONALD W. FORBES)

          CYNTHIA A. MONTGOMERY*            Director
------------------------------------------
         (CYNTHIA A. MONTGOMERY)

            CHARLES C. REILLY*              Director
------------------------------------------
           (CHARLES C. REILLY)

              KEVIN A. RYAN*                Director

------------------------------------------
             (KEVIN A. RYAN)

             RICHARD R. WEST*               Director
------------------------------------------
            (RICHARD R. WEST)

          *By: /s/ARTHUR ZEIKEL                                                            December 30, 1997
------------------------------------------
      (ARTHUR ZEIKEL, ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                 DESCRIPTION
-------        --------------------------------------------------------------------------------------------
27         --  Financial Data Schedule.
99.2(n)    --  Consent of Deloitte & Touche LLP, independent auditors for the Registrant.